Exhibit 99.1

Immutep Limited

Preliminary final report

APPENDIX 4E

PRELIMINARY FINAL REPORT

1. Company details

Name of entity:	Immutep Limited
ABN:	90 009 237 889
Reporting period:	Year ended 30 June 2026
Previous corresponding period:	Year ended 30 June 2025

2. Results for announcement to the market

		FY2025		FY2026
Revenue from ordinary activities	not applicable	—	to	14,556,923
Other income	down 7.0%	10,331,373	to	9,612,077
Loss from ordinary activities after tax attributable to the owners of Immutep Limited	up 29.1%	(61,434,165)	to	(79,304,563)
Loss for the period attributable to the owners of Immutep Limited	up 29.1%	(61,434,165)	to	(79,304,563)
Dividends
There were no dividends paid or declared during the current financial period.

Explanation of the above information:

The increase in total revenue is mainly attributable to recognition of $14.6 million revenue from the licensing and collaboration partner Dr Reddy’s.

The increase in loss after tax for the financial year ended 30 June 2026 was mainly attributable to the following:

•

an increase in R&D and intellectual property expenses by $30.5m, mainly due to increases in clinical trial costs. This includes $3.1 million non-cash impairment charge on its intellectual property intangible asset relating to the patent held on efti from the acquisition of Immutep SA (now Immutep SAS) in 2014;

•	corporate expenses increased by $935k this year, which was mainly attributable to increased overhead costs;

•	interest income decreased from $5.3m to $3.0m in FY2026 mainly due to the lower cash at bank and short term investment balances;

•	the net fair value loss on convertible notes decreased from $144k in FY2025 to $11k in FY2026;

•	a net loss of $1.9m compared to a net gain of $9k in FY2025 arising from the change in fair value of forward exchange contracts not designated as hedging instruments; and

•

a gain on foreign exchange of $1.2m for FY2026 reported in the Profit and Loss compared to a loss of $1.5m in FY2025. The loss from exchange differences on the translation of foreign operations reported in Other Comprehensive Income for FY2026 was $5.5m, while in FY2025 it was a gain of $14.4m.

For other details of the current year results, refer to the Review of Operations and Activities.

3.	NTA backing

Net tangible asset backing per ordinary security	Reporting period	Previous corresponding period
	4.1 cents	9.3 cents

4.	Dividends

Current period

There were no dividends paid or declared during the current financial period.

Previous corresponding period

There were no dividends paid or declared during the previous financial period.

5.	Attachments

Details of attachments (if any):

The annual report for the year ended 30 June 2026 is attached.

6.	Signed

Date: Monday, 31 August 2026

Company Secretary

7.	Audit

This report is based on financial statements which have been audited.

ABN 90 009 237 889

Annual Report

2026

TABLE OF CONTENTS

Table of Contents

CORPORATE DIRECTORY	1

CHAIRMAN’s LETTER	2

REVIEW OF OPERATIONS AND ACTIVITIES	4

DIRECTORS’ REPORT	11

AUDITOR’S INDEPENDENCE DECLARATION	34

CORPORATE GOVERNANCE STATEMENT	35

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT	35

FINANCIAL STATEMENTS	36

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	37

CONSOLIDATED BALANCE SHEET	38

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	39

CONSOLIDATED STATEMENT OF CASH FLOWS	40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	41

CONSOLIDATED ENTITY DISCLOSURE STATEMENT (CEDS)	81

DIRECTORS’ DECLARATION	82

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF IMMUTEP LIMITED	83

SHAREHOLDER INFORMATION	88

CORPORATE DIRECTORY

Directors
	Dr Russell Howard	(Non-Executive Chairman)
	Mr Pete Meyers	(Non-Executive Director & Deputy Chairman)
	Mr Marc Voigt	(Executive Director & Chief Executive Officer)
	Prof. Frédéric Triebel	(Executive Director & Chief Scientific Officer)
	Ms Lis Boyce	(Non-Executive Director)

Company Secretaries	Ms Deanne Miller
Ms Indira Naidu

Registered office &	Level 32
principal place of business	264 George Street
Australia Square
Sydney, NSW 2000
+61 2 8315 7003

Share Registry	Boardroom Pty Ltd
Level 8, 210 George Street
Sydney, NSW 2000
+61 2 9290 9600

Auditor	PricewaterhouseCoopers
One International Towers Sydney, Watermans Quay
Barangaroo, NSW 2000

Banker	National Australia Bank Ltd
Kew Branch
Melbourne, Victoria 3000

Stock exchange listings	Immutep Limited shares are listed on the:
Australian Securities Exchange (ASX code: IMM), and
NASDAQ Global Market (NASDAQ code: IMMP)

Website address	www.immutep.com

CHAIRMAN’S LETTER

Dear Fellow Shareholders,

On behalf of the Board, I am pleased to present Immutep Limited’s (“IMM”) Annual Report for the 2026 Financial Year (‘FY26’).

FY26 was a challenging year for Immutep. While the discontinuation of our TACTI-004 Phase III trial in first-line non-small cell lung cancer, for which many shareholders, partners, investigators and employees had high expectations, was a disappointing outcome, we believe the Company can move forward constructively. Throughout the year, Immutep continued to advance its broader clinical portfolio, strengthen its financial position and generate meaningful clinical data across both oncology and autoimmune disease programs.

In March 2026, following a planned interim futility analysis, the Independent Data Monitoring Committee recommended discontinuation of the TACTI-004 study. After careful consideration of the available data, the Company accepted that recommendation and commenced an orderly wind-down of the trial. While this outcome was unexpected given the encouraging results generated across previous studies involving eftilagimod alfa (efti), the Board and management team responded quickly by initiating a comprehensive root cause analysis, which is ongoing. This work is important not only for understanding the outcome of TACTI-004, but also for informing future development decisions across the broader efti program.

Importantly, data readouts during the year from several independent clinical studies continued to support the scientific rationale underpinning Immutep’s LAG-3 platform. The investigator-initiated INSIGHT-003 study evaluating efti in combination with KEYTRUDA® and chemotherapy in first-line non-squamous non-small cell lung cancer continued to generate encouraging results, with subsequent overall survival data demonstrating a median overall survival of 30.9 months. These findings compare favourably with historical benchmarks, noting that the comparison is with previous third party trials rather than a randomised control arm, and reinforce the potential of efti’s immune-activating mechanism.

We also reported positive outcomes from the EFTISARC-NEO Phase II trial in soft tissue sarcoma, which met its primary endpoint and demonstrated strong immune activation consistent with efti’s mechanism of action. In April 2026, the U.S. Food and Drug Administration (FDA) granted Orphan Drug Designation to efti in this indication, recognising the significant unmet medical need in this patient population.

In head and neck squamous cell carcinoma, the Company received constructive feedback from the FDA supporting further clinical development of efti in patients with PD-L1 CPS <1 tumours following the encouraging results generated in TACTI-003. In metastatic breast cancer, the Phase II portion of AIPAC-003 was successfully completed, with data presented during the year supporting the selection of 30 mg as the optimal biological dose of efti under the FDA’s Project Optimus initiative.

Another major highlight of FY26 was the continued advancement of IMP761, our first-in-class LAG-3 agonist antibody for autoimmune diseases. IMP761 successfully met the primary objectives of the single ascending dose phase of its double-blind, randomised Phase I study, demonstrating favourable safety, tolerability and encouraging pharmacodynamic activity. We believe IMP761 represents a highly differentiated asset with the potential to address significant unmet need across a range of autoimmune diseases.

The year also marked an important strategic milestone through the entry into a strategic licensing agreement with Dr Reddy’s Laboratories. As previously disclosed, under the terms of the agreement, Dr Reddy’s has the exclusive rights to develop and commercialise efti in the licensed territories, while Immutep retains all rights to efti in key pharmaceutical markets, including North America, Europe and Japan. Immutep is also entitled to potential regulatory, development and commercial milestone payments of up to US$349.5 million; royalties on net commercial sales in the licensed territories; and retains the global manufacturing rights to efti.

Dr Reddy’s continues to work collaboratively with Immutep on the ongoing evaluation of efti, with a shared focus on determining the appropriate path forward.

Immutep continued to strengthen its intellectual property position during the year, securing 19 new patents across efti, IMP761 and LAG525 in key jurisdictions around the world. These additions further reinforce the Company’s leadership position in LAG-3 related therapeutics and support future value creation opportunities.

Financially, the Company ended FY26 with cash, cash equivalents and term deposits of approximately A$68.9 million. Following the TACTI-004 outcome, management implemented a number of cost reduction initiatives designed to preserve capital while maintaining focus on key value-driving programs. We believe the Company remains well funded, with an expected cash runway extending well into the first half of CY2028.

CHAIRMAN’S LETTER (CONTINUED)

The Board of Immutep, senior management and the team across Australia and Europe remain dedicated to the exploration of the clinical value of efti previously seen in patients in multiple clinical studies in different cancer indications. To understand and thus potentially move forward beyond the necessary decision to terminate TACTI-004 at the futility stage, we are well underway with Root Cause Analysis (RCA) across tens of variables and potential causes across the entire scope of the terminated clinical trial. The remainder of 2026 promises to be an intense period of testing, analysis and planning as we work to define the next steps for our clinical assets.

While FY26 presented obstacles, it also demonstrated the resilience of Immutep’s broader platform and pipeline and of our management team. As we enter FY27, our immediate priorities are determining the appropriate path forward for efti, advancing IMP761, continuing to obtain follow-up data from some studies and maintaining disciplined capital allocation. We remain committed to developing innovative immunotherapies for patients with cancer and autoimmune diseases while creating long-term value for shareholders.

On behalf of the Board, I would like to thank our employees, investigators, trial participants, collaboration partners and shareholders for their continued commitment and support throughout what has been a challenging but important year for the Company.

Yours sincerely,

Dr Russell Howard

Chairman

31 August 2026

REVIEW OF OPERATIONS AND ACTIVITIES

PRINCIPAL ACTIVITIES

Immutep is a clinical-stage biotechnology company developing novel Lymphocyte Activation Gene-3 (LAG-3) related immunotherapies for cancer and autoimmune disease. The Company is a pioneer in the understanding and advancement of therapeutics related to LAG-3. It has a diversified product portfolio that harnesses LAG-3’s unique ability to stimulate the body’s immune response to fight cancer or suppress the immune system to treat autoimmune disease. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders.

The Company is listed on the Australian Securities Exchange (IMM) and on the NASDAQ (IMMP) in the United States.

REVIEW OF OPERATIONS

During FY2026, Immutep advanced multiple clinical programs in oncology and autoimmune disease while continuing to build its intellectual property portfolio and strengthen its financial position through a strategic licensing agreement with Dr Reddy’s Laboratories (Dr Reddy’s). The year included progress across the eftilagimod alfa (efti) development program and the ongoing Phase I development of IMP761, the world’s first LAG-3 agonist antibody for autoimmune diseases.

These positive developments were overshadowed by the discontinuation of the Company’s pivotal TACTI-004 Phase III trial following a futility analysis which represented a significant setback. However, Immutep maintained strong financial discipline and continued to generate encouraging clinical and translational results across its broader portfolio.

Oncology Clinical Development

TACTI-004: Phase III trial in first line non-small cell lung cancer (1L NSCLC)

TACTI-004 (KEYNOTE-F91) was Immutep’s Phase III trial evaluating efti in combination with MSD’s anti-PD-1 therapy KEYTRUDA® (pembrolizumab) and chemotherapy as first-line treatment for advanced or metastatic non-small cell lung cancer.

During the first half of FY2026, the trial continued to progress strongly with enrolment reaching 289 patients by mid-December 2025, representing over 38% of the target enrolment of 756 patients. More than 120 clinical sites had been activated across 27 countries and the trial remained on track to conduct its planned interim futility analysis in the first quarter of CY2026. Enrolment momentum continued into the second half of FY2026, with Immutep announcing in February 2026 that the trial had enrolled 378 patients globally, representing 50% of the targeted enrolment of approximately 756 patients across more than 25 countries.

In March 2026, following a planned interim futility analysis conducted on approximately 170 patients, the Independent Data Monitoring Committee (IDMC) recommended discontinuation of the study. After conducting its own review of the available data, including early interim progression-free survival information, Immutep accepted the recommendation and discontinued TACTI-004.

The Company concluded that patients receiving efti in combination with KEYTRUDA and chemotherapy were overall underperforming relative to the control arm. This outcome was unexpected given the encouraging data previously generated using similar treatment combinations across multiple studies, including INSIGHT-003.

Following the decision to discontinue the study, enrolment was halted and Immutep commenced an orderly wind-down of the study, including ongoing patient follow-up and site close-out activities. The Company also initiated a comprehensive root cause analysis covering clinical, operational, analytical and manufacturing factors. At year end, this review remained ongoing with additional updates expected during CY2026.

REVIEW OF OPERATIONS AND ACTIVITIES (CONTINUED)

TACTI-003: Phase IIb trial in first line head and neck squamous cell carcinoma (1L HNSCC)

During the reporting period, Immutep received positive and constructive feedback from the U.S. Food and Drug Administration (FDA) regarding the future late-stage clinical development of efti in first-line treatment of recurrent/metastatic head and neck squamous cell carcinoma (1L HNSCC) patients with PD-L1 expression below 1 (Combined Positive Score [CPS] <1).

TACTI-003 was Immutep’s Phase IIb trial evaluating efti in combination with KEYTRUDA as a 1L therapy in approximately 170 patients with HNSCC. It was a randomised, controlled clinical study taking place across Australia, Europe and the United States in 33 clinical sites and was being conducted in collaboration with MSD.

Based on its review of the encouraging data generated from TACTI-003 (KEYNOTE-C34), the FDA agreed on the potential of efti in combination with KEYTRUDA® to address the high unmet need in this CPS <1 patient population and indicated support for further clinical development of the combination.	Immutep has FDA Fast Track designation with the potential for expedited development and review for the combination of efti with KEYTRUDA for this indication.

Potential development pathways discussed with the FDA include a randomised registrational study evaluating efti in combination with KEYTRUDA® against standard-of-care therapy, or alternatively a smaller single-arm study with safety, response rate and duration of response as key endpoints, followed by a confirmatory randomised study.	The trial consisted of two cohorts, patients in Cohort A had tumours that expressed PD-L1 (CPS ≥1) and were stratified by CPS 1-19 and CPS ≥20, and patients in Cohort B had PD-L1 negative tumours (CPS <1). Enrolment into the trial was completed in November 2023.

AIPAC-003: Integrated Phase II/III trial in Metastatic Breast Cancer

Immutep had previously completed patient enrolment in the randomised Phase II portion of AIPAC-003 in late 2024. The study enrolled patients with hormone receptor positive (HR+)/HER2-negative or HER2-low metastatic breast cancer resistant to endocrine-based therapies, including CDK4/6 inhibitors, as well as patients with metastatic triple-negative breast cancer not eligible for PD-(L)1-based therapy. Patients across 22 clinical sites in Europe and the United States were randomised 1:1 to receive either 30 mg or 90 mg dosing of efti in combination with paclitaxel.

In October 2025, Immutep announced that positive feedback had been received from the FDA regarding the successful completion of Project Optimus requirements and agreement on 30 mg as the optimal biological dose for efti. The agreement with the FDA carries strategic importance for the ongoing and future clinical development of efti.

In December 2025, new data from AIPAC-003 was presented at the San Antonio Breast Cancer Symposium (SABCS). The data demonstrated strong objective response rates (ORR) and disease control rates (DCR) in heavily pre-treated metastatic breast cancer patients. In the evaluable population (N=64), ORR and DCR were 41.9% and 87.1%, respectively, in the 30 mg efti arm and 48.5% and 78.8%, respectively, in the 90 mg efti arm.

During the June 2026 quarter, patient follow-up activities were completed, and the final patient visit was conducted. The AIPAC-003 study was formally closed effective 30 June 2026.

New Investigator-Initiated Phase II trial for Neoadjuvant Efti in Early-Stage Breast Cancer

In September 2025, Immutep announced the launch of an investigator-initiated Phase II trial evaluating neoadjuvant efti as monotherapy and in combination with chemotherapy prior to surgery in patients with early-stage HR+/HER2-negative breast cancer. The study would be led by Dr Pavani Chalasani, Division Director of Hematology and Medical Oncology at The George Washington University Cancer Center.

The trial is designed to assess pathological complete response following treatment with efti and neoadjuvant chemotherapy. The study is expected to enrol up to 50 evaluable patients using a two-stage design and will be primarily funded through grants and The George Washington University Cancer Center. Immutep will provide efti at no cost together with technical support and limited funding within its existing budget.

REVIEW OF OPERATIONS AND ACTIVITIES (CONTINUED)

Following the discontinuation of TACTI-004 in March 2026, Immutep placed the study on hold pending decisions regarding the potential future development of efti in light of the root cause analysis in connection with the TACTI-004 results.

EFTISARC-NEO: Phase II trial in Soft Tissue Sarcoma

During FY2026, Immutep reported positive data from the investigator-initiated EFTISARC-NEO trial at the ESMO Congress 2025. The study met its primary endpoint and significantly exceeded the pre-specified target for tumour hyalinization/fibrosis, achieving a median rate of 51.5% in the evaluable patient population (N=38), compared with the study target of 35% and historical results of approximately 15% from radiotherapy alone. Tumour hyalinization/fibrosis is considered an important surrogate marker associated with improved disease-free and overall survival in patients with Soft Tissue Sarcoma (STS).

EFTISARC-NEO is a Phase II, open-label trial currently underway at the Maria Skłodowska Curie National Research Institute of Oncology in Poland. This investigator-initiated study is examining the combination of efti, radiotherapy and pembrolizumab in up to 40 patients with STS in the neoadjuvant setting (before surgery).

In November 2025, translational data from the study were presented at the Connective Tissue Oncology Society (CTOS) Annual Meeting. The data demonstrated strong immune system activation consistent with efti’s mechanism of action, including statistically significant increases in key cytokines and chemokines such as CXCL9, CXCL10, IL-23 and IFN-g. Increased immune activation was also shown to correlate with improved pathological responses at surgery.

STS is an orphan disease with high unmet medical need and poor patient prognosis. The study is primarily funded by the Maria Sklodowska Curie National Research Institute of Oncology with a grant from the Polish government of €1.5M (approximately A$2.2M), with efti being provided by Immutep.

The trial also received external recognition during the year, being awarded second place in Poland’s prestigious Golden Scalpel Award competition, which recognises innovative advances in medicine.

In April 2026, Immutep announced that the FDA granted Orphan Drug Designation to efti for the treatment of soft tissue sarcoma. During the second half of FY2026, patients continued to be followed for disease-free survival and overall survival outcomes.

The EFTISARC-NEO study is the first to evaluate efti in a neoadjuvant setting and the first to combine efti with radiotherapy. Importantly, the neoadjuvant setting allows for the impact of this novel combination to be assessed in the tumour microenvironment.

Institute of Clinical Cancer Research (IKF) INSIGHT Clinical Trial Platform

INSIGHT-003 (Stratum C): Phase I triple combination with standard-of-care anti-PD-1 therapy and chemotherapy

During FY2026, Immutep reported promising data from the investigator-initiated INSIGHT-003 trial at the ESMO Congress 2025. In 51 evaluable patients, the triple combination of efti, KEYTRUDA® and chemotherapy generated strong objective response rates (ORR) and disease control rates (DCR) across all PD-L1 expression levels. Notably, the efficacy results compared favourably with historical benchmarks irrespective of PD-L1 status.

INSIGHT is an ongoing investigator-initiated Phase I clinical trial platform exploring efti in various combination treatments. It features five different arms, from strata A to E, with active arms detailed below. The trial is being conducted by the Institute of Clinical Cancer Research (IKF) at Northwest Hospital, Frankfurt, Germany.

The results were particularly encouraging in patients with PD-L1 expression below 50% (Tumour Proportion Score [TPS] <50%), who represent more than two-thirds of the first-line NSCLC population and for whom PD-(L)1 therapies generally provide lower response rates. In these patients (N=47), the combination achieved an ORR of 61.7%, compared with a historical control ORR of 40.8%1. The combination continued to demonstrate a favourable safety profile with no new safety signals reported.

[1]

Shirish Gadgeel et al. Updated Analysis From KEYNOTE-189: Pembrolizumab or Placebo Plus Pemetrexed and Platinum for Previously Untreated Metastatic Nonsquamous Non–Small-Cell Lung Cancer. JCO 38, 1505-1517(2020). DOI:10.1200/JCO.19.03136

REVIEW OF OPERATIONS AND ACTIVITIES (CONTINUED)

During the second half of FY2026, patient follow-up continued and additional overall survival analyses were conducted. Subsequent to year end, mature overall survival data demonstrated a median overall survival (mOS) of 30.9 months in the overall study population, further supporting the potential of efti in combination with anti-PD-1 therapy and chemotherapy. These mature results continue to compare favourably to the 22.0 month mOS from a registrational trial of anti-PD-1 and doublet chemotherapy in non-squamous 1L NSCLC regardless of PD-L1 expression.1 Notably, patients with TPS <50%, for whom PD-L1 inhibitor-based therapies typically perform sub-optimally, were overrepresented in INSIGHT-003 compared with historical benchmarks (~92% versus ~68%1). No new safety signal was identified since the previous data cut-off.

INSIGHT-005 (Stratum E): Phase I trial with Merck KGaA, Darmstadt, Germany

The investigator-initiated INSIGHT-005 Phase I study, conducted by the Institute of Clinical Cancer Research, Krankenhaus Nordwest (IKF) to evaluate the safety and efficacy of efti in combination with avelumab in up to 30 patients with metastatic urothelial cancer, was discontinued by IKF after the end of the Q2 FY26 reporting period.

This decision was made as significant changes in the treatment landscape created challenges with patient recruitment and was not due to safety or efficacy concerns. Only three patients were recruited in total.

Autoimmune Disease Clinical Development

IMP761 Phase I Trial

LAG-3 is a naturally occurring immune checkpoint receptor that functions as a negative regulator of T-cell activation. In contrast to other checkpoint receptors, LAG-3 possesses a unique intracellular signalling module dedicated to suppressing T-cell receptor (TCR) signalling. Importantly, LAG-3 is absent from resting naïve and memory T cells in blood and is only upregulated following repeated antigen-driven activation at sites of chronic inflammation in vivo. Consequently, pathogenic autoreactive T cells within inflamed tissues naturally express the therapeutic target. This sustained expression of LAG-3 on mostly antigen-reactive T cells in tissues provides the basis for the intrinsic selectivity of LAG-3 agonism.

IMP761 is the first agonistic antibody specifically designed to harness this physiological regulatory pathway. By engaging LAG-3 on chronically activated T cells, IMP761 amplifies the receptor’s natural inhibitory function, rapidly suppressing proximal TCR signalling and thereby reducing T-cell activation, proliferation, cytokine and chemokine production. Rather than broadly modulating immune function (e.g., corticosteroids) or neutralizing individual inflammatory mediators (e.g., anti-TNF antibody), IMP761 selectively targets the pathogenic T cells that initiate and sustain autoimmune inflammation. It is therefore a new, more targeted approach in autoimmunity.

During FY2026, Immutep continued to report encouraging data from the ongoing first-in-human, double-blind and randomised Phase I trial of IMP761 in up to ~80 healthy participants. In December 2025, the Company announced positive safety and efficacy data from the single ascending dose escalation phase, including successful completion of the 2.5 mg/kg and 7 mg/kg dosing cohorts. IMP761 continued to be well tolerated, with no treatment-related adverse reactions beyond mild intensity, while demonstrating evidence of dose-dependent immunosuppressive activity through significant and long-lasting inhibition of T-cell-mediated responses.

In March 2026, Immutep reported positive initial efficacy data and continued favourable safety outcomes at higher dose levels. Through dosing levels of up to 14 mg/kg, no serious treatment-related adverse events were observed. Pharmacodynamic data showed substantial inhibition of T-cell infiltration following a strong foreign antigen intradermal challenge in vaccinated participants, further supporting IMP761’s potential as a novel treatment for autoimmune diseases.

Additional data were presented at the European Alliance of Associations for Rheumatology (EULAR) Congress in June 2026, demonstrating statistically significant pharmacodynamic activity together with a favourable pharmacokinetic profile that supports infrequent dosing. During the June 2026 quarter, the study progressed into the multiple ascending dose phase and patient recruitment continued.

REVIEW OF OPERATIONS AND ACTIVITIES (CONTINUED)

IMP731 – LAG-3 depleting antibody

During FY2026, Immutep continued to assess the data package returned from GSK following completion of the technology transfer process. The Company is reviewing potential development and commercialisation opportunities for the asset and will continue to evaluate options for advancing the program.

IMP731 is Immutep’s LAG-3 depleting antibody. As a depleting antibody, IMP731 has a different mode of action compared to Immutep’s other LAG-3 products in development in oncology and autoimmune diseases.

Novartis Collaboration – LAG-3 antagonist antibody

In August 2026, the exclusive licence and collaboration agreement originally entered into in 2012 with CoStim Pharmaceuticals Inc. (later acquired by Novartis) in respect of anti-LAG-3 antagonist antibodies (ieramilimab / LAG525 / IMP701) was terminated on notice from Novartis. Novartis had discontinued the LAG525 program in 2022, and the arrangement had generated only immaterial one-off milestone income historically, with no further payments anticipated. Following termination, Novartis will assign its ownership interest in the jointly owned LAG-3 patents arising under the collaboration to Immutep S.A.S., consolidating the Company’s control of its LAG-3 intellectual property estate. The termination had no material financial impact and no carrying value was affected.	LAG525 is a humanised LAG-3 antagonist antibody derived from Immutep’s IMP701 antibody. Novartis conducted clinical trials of ieramilimab in multiple cancer indications in combination with its PD-1 inhibitor, spartalizumab.

Preclinical Research & Development

Monash University

During FY2026, Immutep continued to support research into the LAG-3/MHC Class II pathway. The Company highlighted findings published in late 2024 that resolved how human LAG-3 binds to its main ligand, MHC Class II (HLA Class II in humans). The research also provided the first crystal structure of a human LAG-3/MHC-II complex, improving understanding of the pathway and providing a stronger scientific foundation for the development of future LAG-3 therapeutics.

Under a research collaboration agreement with Monash University, Immutep is investigating the structure of LAG-3 and how it interacts with its main ligand, MHC Class II. This work is led by Professor Jamie Rossjohn at Monash University and Immutep’s CSO, Dr Frederic Triebel. The agreement extends Immutep’s previous research collaboration agreements with Monash University signed in 2017 and 2020.

A Robust Intellectual Property Portfolio

Immutep continued to strengthen its intellectual property portfolio during FY2026 to support the development and commercialisation of its LAG-3-based therapeutics.

During the year, the Company secured 19 new patents for efti, IMP761 and LAG525 (ieramilimab) across several key jurisdictions, further expanding the breadth of protection.

Efti

During FY2026, Immutep was granted two patents relating to a binding assay used to determine MHC Class II binding activity of LAG-3 protein as a quality control step in the GMP manufacturing process for efti. The patents were granted in Israel and New Zealand.

IMP761

Immutep significantly expanded its patent estate covering IMP761, its first-in-class LAG-3 agonist antibody for autoimmune diseases. In particular, Immutep received five patents directed to the IMP761 in Brazil (two patents), New Zealand (two patents) and Indonesia. Additionally, the Company received seven patents directed to an assay used in measuring the potency of IMP761 as part of quality control processes in manufacturing. These assay related patents were granted in Europe, Canada, Japan, South Korea, China, Hong Kong and Mexico.

REVIEW OF OPERATIONS AND ACTIVITIES (CONTINUED)

LAG525 (ieramilimab)

During FY2026, five patents relating to LAG525 (ieramilimab) were granted in Taiwan, Japan, the United States, Israel and Argentina.

Corporate Summary & Financial Performance

Senior Management Changes

Immutep’s Acting Chief Medical Officer, Dr Stephan Winckels M.D, Ph.D., was appointed to the permanent position of Chief Medical Officer effective 1 July 2025. Stephan has over 15 years of experience in oncology drug development and has been working on efti trials as Medical Monitor or Data Monitoring Committee member for more than nine years.

Strategic Collaboration with Dr Reddy’s Laboratories

In January 2026, Immutep received a US$20 million upfront payment under its strategic licensing agreement with Dr Reddy’s. Following the discontinuation of TACTI-004, the Company repaid US$10 million of the upfront payment to Dr Reddy’s in June 2026, pursuant to the terms of the licensing agreement. All other material commercial terms of the licence agreement remain unchanged.

Financial Performance

Immutep maintained a strong balance sheet throughout FY2026 and continued to exercise prudent cash management. At 30 June 2026, the Company held cash, cash equivalents and term deposits of approximately A$68.9 million, comprising A$63.7 million of cash and cash equivalents and A$5.2 million in term deposits, which have been recognised as short-term investments due to having maturities of more than 3 months and less than 12 months.

Immutep’s strong financial management is reflected in its disciplined approach to cash flow and budgeting, ensuring that operational and research objectives are consistently aligned with available resources. Interest income was A$3.01 million in FY2026, compared to A$5.29 million in FY2025, primarily due to the decrease of cash at bank and short-term investment balance.

Total revenue and other income increased to A$24.2 million in FY2026, compared to A$10.3 million in the prior year and is the highest income in the past decade. The increase in total revenue is mainly attributable to recognition of A$14.56 million revenue from the licensing and collaboration partner Dr Reddy’s, representing an R&D funding payment intended to support current product development activities for efti. Research and development expenditure remained the Company’s largest area of investment as it advanced its oncology and autoimmune disease programs. Research and development and intellectual property expenses increased from A$61.4 million in FY2025 to A$91.9 million in FY2026. The increase is mainly attributable to increases in clinical trial activity and associated expenses. During the fourth quarter, research and development expenditure increased as a result of TACTI-004 close-out activities and the comprehensive root cause analysis following discontinuation of the Phase III study. These expenses are expected to reduce significantly in future periods as trial close-out activities conclude.

Corporate administrative expenses were A$9.6 million for FY2026, compared to A$8.6 million in FY2025, with support function costs held broadly flat in real terms as the Company maintained its focus on cost discipline.

The overall loss after tax for FY2026 was A$79,304,563, compared to A$61,434,165 in FY2025. In the coming financial year 2027 we expect losses to be significantly lower than in FY2026.

The Company also received funding through government research incentive programs during the year, including receipts under France’s Crédit d’Impôt Recherche program and, for the first time, Germany’s Forschungszulage R&D tax incentive program. These programs provide important non-dilutive support for Immutep’s research and development activities.

Following the TACTI-004 outcome, Immutep implemented a series of cost reduction initiatives, including a targeted reduction in headcount and lower operating expenditure. Combined with the winding down of TACTI-004, these measures are expected to materially reduce future cash outflows and preserve capital.

REVIEW OF OPERATIONS AND ACTIVITIES (CONTINUED)

Based on the Company’s current cash flow forecasts, Immutep expects its available cash resources to support operations well into the first half of CY2028.

Outlook

FY2026 was a challenging year for Immutep. While the discontinuation of the TACTI-004 Phase III trial represented a significant setback, the Company made meaningful progress across its broader portfolio. We were encouraged by positive clinical data from INSIGHT-003 and EFTISARC-NEO, together with positive first-in-human results from the IMP761 Phase I trial.

Immutep enters FY2027 with a strong balance sheet, cash, cash equivalents and term deposits of approximately A$68.9 million, and an expected cash runway extending well into the first half of CY2028. The Company remains focused on defining the next steps for the development of efti and IMP761, progressing key clinical and intellectual property assets, and evaluating opportunities to bring long-term value for patients and shareholders.

Drug development inevitably involves uncertainty and setbacks as well as progress. The experience of FY2026 has reinforced the importance of rigorous science, objective decision-making and financial discipline. We remain committed to applying those principles as we complete our analysis of TACTI-004, advance IMP761 and evaluate the opportunities within our broader portfolio.

We would like to thank our employees, including those who left Immutep during the year, for their contribution and professionalism; our investigators, clinical partners and collaborators for their continued support; the patients who participate in our clinical trials; and our shareholders for their continued engagement with the Company.

We enter the new financial year with a clear focus: to learn from the past year, protect the value created through many years of scientific and clinical development, and deploy our capabilities and capital towards the opportunities we believe offer the strongest prospects for patients and shareholders.

Sincerely,

Mr Marc Voigt

CEO and Executive Director

Immutep Limited

31 August 2026

DIRECTORS’ REPORT

The directors present their report on the consolidated entity (referred to hereafter as the ‘consolidated entity’ or ‘Group’) consisting of Immutep Limited (referred to hereafter as the ‘Company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the year ended 30 June 2026.

Directors

The following persons were directors of Immutep Limited during the whole of the financial year and up to the date of this report unless otherwise stated:

Dr Russell Howard (Non- Executive Chairman)

Mr Pete Meyers (Non-Executive Director & Deputy Chairman)

Mr Marc Voigt (Executive Director & Chief Executive Officer)

Prof. Frédéric Triebel (Executive Director & Chief Scientific Officer)

Ms Lis Boyce (Non-Executive Director)

Principal activities

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for cancer and autoimmune disease. It is dedicated to leveraging its technology and expertise to discover and develop novel immunotherapies, and to partner with leading organisations to bring innovative treatment options to the market for patients.

Its lead product candidate is eftilagimod alfa (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism, which is in clinical development for the treatment of cancer.

Immutep also has:

•	another clinical candidate (LAG525/IMP701) that was licensed to a major pharmaceutical partner until after the end of the financial year and is in the process of being transferred back to Immutep;

•	a third clinical candidate (IMP731) for which the Company continues to evaluate options for development and commercialisation; and

•	a fourth candidate (IMP761) which is now in “first in human” trials sponsored by Immutep for autoimmune disease.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Dividends

There were no dividends paid or declared during the current or previous financial year.

Review of operations

The loss after tax for the consolidated entity amounted to $79,304,563 (30 June 2025: loss after tax of $61,434,165). The basic earnings per share for financial year 2026 is loss of 5.39 cents per share (30 June 2025: loss of 4.22 cents per share).

Significant changes in the state of affairs

In January 2026, Immutep received a US$20 million upfront payment under its strategic licensing agreement with Dr Reddy’s. Following the discontinuation of TACTI-004, the Company repaid US$10 million of the upfront payment to Dr Reddy’s in June 2026, pursuant to the terms of the licensing agreement. All other material commercial terms of the licence agreement remain unchanged.

In April 2026, Immutep received notification from Nasdaq that its American Depositary Shares no longer comply with the US$1.00 minimum bid price requirement, with no immediate effect on their listing or trading and an initial 180-day compliance period expiring on 26 October 2026. The Company intends to monitor the bid price of its American Depositary Shares and will consider available options to regain compliance within the prescribed timeframe.

Other than as disclosed above, there were no significant changes in the state of affairs of the Group during the financial year.

Matters subsequent to the end of the financial year

No matter or circumstance has arisen since 30 June 2026, that has significantly affected the Group’s operations, results, or state of affairs, or may do so in future years.

DIRECTORS’ REPORT (CONTINUED)

Likely developments and expected results of operations

Information on likely developments in the operations of the consolidated entity is included in the Review of Operations and Activities on page 4. Further information on likely developments in the operations of the consolidated entity in future financial years and on the expected results of those operations has not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental regulation

Immutep’s activities in respect of the conduct of preclinical and clinical trials and the manufacturing of drugs are undertaken in accordance with applicable environment and human safety regulations in each of the jurisdictions in which the Company has operations. The Company is not aware of any matter that requires disclosure with respect to any significant environmental regulations in respect of its operating activities and believes that there have been no issues of non-compliance during the period.

The consolidated entity is not subject to any significant environmental regulation of its operations under Australian Commonwealth or State law.

Information on directors

Dr Russell Howard	-	Non-Executive Chairman

Qualifications	-	PhD

Experience and expertise	-	Dr Russell Howard is an Australian scientist, executive manager, and entrepreneur. He was a pioneer in molecular parasitology and commercialisation of “DNA Shuffling”. He is an inventor of 9 patents and has over 140 scientific publications. After his PhD in biochemistry from the University of Melbourne, he held positions at several research laboratories, including the National Institutes of Health in the USA where he gained tenure. In industry, Dr Howard worked at Schering-Plough’s DNAX Research Institute in Palo Alto, CA; was the President and Scientific Director of Affymax, Inc. and co-founder and CEO of Maxygen, Inc. After its spin-out from GlaxoWellcome as Maxygen’s CEO, Dr Howard led its IPO on NASDAQ and a secondary offering, raising US$ 260 million. Maxygen developed and partnered dozens of technology applications and products over 12 years of his tenure as CEO. After leaving Maxygen in 2008, he started the Cleantech company Oakbio Inc (dba NovoNutrients) and remains involved in several innovative companies in the USA and Australia. He is currently Non-Executive Chairman of NeuClone Pty Ltd.

Date of appointment	-	Appointed as Non-Executive Director on 8 May 2013 and appointed as Non-Executive Chairman on 17 November 2017

Other current directorships	-	None

Former directorships (in the last 3 years)	-	None

Special responsibilities	-	Chair of Remuneration Committee and Member of Audit and Risk Committee

Interests in shares and options	-	Ordinary Shares – Immutep Limited	1,717,977
		Performance Rights – Immutep Limited	1,373,646

DIRECTORS’ REPORT (CONTINUED)

Mr Pete Meyers	-	Non-Executive Director and Deputy Chairman

Qualifications	-	BS, MBA

Experience and expertise	-

Pete Meyers was the Chief Financial Officer of Slayback Pharma LLC (a KKR portfolio company) until the sale of the company to Azurity Pharmaceuticals, Inc., in September 2023. Prior to joining Slayback, Mr Meyers served in Chief Financial Officer roles at Eagle Pharmaceuticals, Inc., Motif BioSciences Inc. and TetraLogic Pharmaceuticals Corporation. Prior to his role at TetraLogic, Mr Meyers spent 18 years in health care investment banking, holding positions of increasing responsibility at Dillon, Read & Co., Credit Suisse First Boston LLC and, most recently, as Co-Head of Global Health Care Investment Banking at Deutsche Bank Securities Inc. He earned a Bachelor of Science degree in Finance from Boston College and a Master of Business Administration degree from Columbia Business School.

Mr Meyers is currently a Non-Executive Director of Yamo Pharmaceuticals LLC, a privately held, development stage company whose molecule, L1-79, is the leading late-stage candidate addressing the core social-interaction deficits in individuals with autism spectrum disorder.

In addition to his for-profit, corporate board service, Mr Meyers is also the Chairman and President of The Thomas M. Brennan Memorial Foundation, Inc., and the Vice Chairman of East End Hospice, Inc.

Date of appointment	-	Appointed as Non-Executive Director on 12 February 2014 and appointed as Non-Executive Deputy Chairman on 17 November 2017

Other current directorships	-	None

Former directorships (in the last 3 years)	-	None

Special responsibilities	-	Chairman of the Audit & Risk Committee, Member of the Remuneration Committee

Interests in shares and options	-	Ordinary Shares – Immutep Limited	4,052,173
		Performance Rights – Immutep Limited	2,447,520

Ms Lis Boyce	-	Non-Executive Director

Qualifications	-	BA LLB GAICD

Experience and expertise	-

Ms Boyce is a senior corporate lawyer with over 35 years’ experience including capital raising, strategic collaborations, corporate governance and mergers & acquisitions. She is a partner in Piper Alderman’s corporate team, and co-chairs the firm’s Life Sciences & Healthcare focus group.

Lis’ strong focus on Life Sciences is reflected in her appointment as Chair of AusBiotech’s NSW State Committee.

Lis is a Graduate of the Australian Institute of Company Directors, and a Fellow of the Governance Institute of Australia.

Date of appointment	-	11 April 2023

Other current directorships	-	None

Former directorships (in the last 3 years)	-	None

Special responsibilities	-	Member of Remuneration Committee and Member of Audit and Risk Committee

Interests in shares and options	-	Ordinary Shares – Immutep Limited	423,288
		Performance Rights – Immutep Limited	873,899

DIRECTORS’ REPORT (CONTINUED)

Mr Marc Voigt	-	Executive Director & Chief Executive Officer (CEO)
Qualifications	-	MBA

Experience and expertise	-	Marc has more than 25 years of experience in the financial and biotech industry, having joined the Immutep team in 2011 as the General Manager, European Operations based in Berlin, Germany. In 2012, he became Immutep’s Chief Business Officer and Chief Financial Officer and in 2014 he became Immutep’s Chief Executive Officer. Having started his career at the Allianz Group working in pension insurances and funds, he moved to net.IPO AG, a publicly listed boutique investment bank in Frankfurt where he was focused on IPOs and venture capital investments. Marc then worked for a number of years as an investment manager for a midsize venture capital fund based in Berlin, specialising in healthcare. He also gained considerable operational experience while serving in different management roles with Revotar Biopharmaceuticals, Caprotec Bioanalytics and Medical Enzymes AG respectively, where he handled several successful licensing transactions and financing rounds. Since 2001, Marc has been a judge and coach in BPW, Germany’s largest regional start-up initiative. He is also member of the investment committee of an Australian venture capital fund.

Date of appointment	-	9 July 2014

Other current directorships	-	None

Former directorships (in the last 3 years)	-	None

Special responsibilities	-	None

Interests in shares and options	-	Ordinary Shares – Immutep Limited	14,876,945
		ADRs – Immutep Limited	45
		Performance Rights – Immutep Limited	3,600,000

Prof. Frédéric Triebel	-	Executive Director & Chief Scientific Officer

Qualifications	-	M.D., Ph.D.

Experience and expertise	-

Frédéric Triebel, MD Ph.D., was the scientific founder of Immutep S.A. (2001) and served as the Scientific and Medical Director at Immutep from 2004. Before starting Immutep S.A., he was Professor in Immunology at Paris University. While working at Institut Gustave Roussy (IGR), a large cancer centre in Paris, he discovered the LAG-3 gene in 1990 and continued working on this research program since then, identifying the functions and medical usefulness of this molecule. He headed a research group at IGR while also being involved in the biological follow-up of cancer patients treated in Phase I/II immunotherapy trials. He was Director of an INSERM Unit from 1991 to 1996.

First trained as a clinical haematologist, Prof. Triebel holds a Ph.D. in immunology (Paris University) and successfully developed several research programs in immunogenetics and immunotherapy, leading to 144 publications and 16 patents.

Date of appointment	-	13 September 2022

Other current directorships	-	None

Former directorships (in the last 3 years)	-	None

Special responsibilities	-	None
Interests in shares and options	-	Ordinary Shares – Immutep Limited	11,353,764
		ADRs – Immutep Limited	17,061
		Performance Rights – Immutep Limited	2,700,000

DIRECTORS’ REPORT (CONTINUED)

‘Other current directorships’ quoted above are current directorships for listed entities only and excludes directorships in all other types of entities, unless otherwise stated.

‘Former directorships (in the last 3 years)’ quoted above are directorships held in the last 3 years for listed entities only and exclude directorships in all other types of entities, unless otherwise stated.

Meetings of directors

The number of meetings of the Company’s Board of Directors and of each board committee held during the year ended 30 June 2026, and the number of meetings attended by each director were:

	Full Board		Remuneration Committee		Audit and Risk Committee
	Attended	Held	Attended	Held	Attended	Held
Dr Russell Howard	12	12	3	3	2	2
Mr Pete Meyers	12	12	3	3	2	2
Mr Marc Voigt	12	12	—	—	—	—
Prof. Frédéric Triebel	12	12	—	—	—	—
Ms Lis Boyce	12	12	3	3	2	2

Held: represents the number of meetings held during the time the director held office or was a member of the relevant committee.

DIRECTORS’ REPORT (CONTINUED)

Management directory

Ms Deanne Miller

Chief Operating Officer, General Counsel & Company Secretary

Ms Miller has broad commercial experience having held legal, investment banking, regulatory compliance and tax advisory positions, including, Legal Counsel at RBC Investor Services, Associate Director at Westpac Group, Legal & Compliance Manager at Macquarie Group, Regulatory Compliance Analyst at the Australian Securities and Investment Commission, and Tax Advisor at KPMG. She joined the Company as General Counsel and Company Secretary in October 2012 and was promoted to the role of Chief Operating Officer in November 2016. She has a Combined Bachelor of Laws (Honours) and Bachelor of Commerce, Accounting and Finance (double major) from the University of Sydney. She is admitted as a solicitor in NSW and member of the Law Society of NSW.

Mr Christian Mueller

Chief Development Officer

Mr Mueller, MSc BBA, has worked in the field of clinical development of oncology drugs for nearly two decades and joined Immutep in 2016. He brings broad expertise in the clinical development and regulatory field. Mr Mueller has successfully led multiple clinical studies, cross-functional teams and multiple scientific advice meetings with competent regulatory authorities around the world. After completing his Master of Science in Biotechnology at the Technical University Berlin, he joined Medical Enzymes AG where he focused on developing therapeutic enzymes for the treatment of cancer. Subsequently, Mr Mueller worked with Ganymed Pharmaceuticals AG in developing ideal monoclonal antibodies in the field of immuno-oncology. While there he was responsible for the clinical program for its lead antibody zolbetuximab, its core asset that led to a $1.2 billion USD acquisition by Astellas in 2016.

Dr Stephan Winckels

Chief Medical Officer

Dr Stephan Winckels M.D., Ph.D., has over 15 years of experience in oncology drug development. He has contributed to more than 40 Phase I-III cancer trials in a wide variety of solid tumors and hematological malignancies. Until 2023 Stephan headed the Medical Affairs group and Oncology Medical Team at Allucent (formerly SMS-oncology), a mid-size full-service CRO. He also held medical positions within the oncology therapeutic area at Wyeth Research (now Pfizer), Boehringer Ingelheim and Genmab. Stephan obtained his Doctor of Medicine degree at Maastricht University in The Netherlands. He holds a PhD in Medical Physiology from Utrecht University, The Netherlands. He is a member of the European Society for Medical Oncology.

DIRECTORS’ REPORT (CONTINUED)

REMUNERATION REPORT (AUDITED)

The Directors are pleased to present the 2026 remuneration report which sets out remuneration information for Immutep Limited’s Non-Executive Directors, Executive Directors, and other key management personnel.

Directors and key management personnel of Immutep Limited during the financial year and up to the date of this report.

Name	Position
Dr Russell Howard	Non-Executive Chairman
Mr Pete Meyers	Non-Executive Director and Deputy Chairman
Mr Marc Voigt	Executive Director & Chief Executive Officer
Prof. Frédéric Triebel	Executive Director & Chief Scientific Officer
Ms Lis Boyce	Non-Executive Director
Other key management personnel
Ms Deanne Miller	Chief Operating Officer, General Counsel & Company Secretary
Mr Christian Mueller	Chief Development Officer
Dr Stephan Winckels	Chief Medical Officer (joined in June 2024; classified as KMP from 1 July 2025)

The remuneration report is set out under the following main headings:

A Principles used to determine the nature and amount of remuneration

B Details of remuneration

C Service agreements

D Share-based compensation

E. KMP Executive Remuneration Outcomes, Including Link to Performance

A. Principles used to determine the nature and amount of remuneration

Remuneration Governance

The Remuneration Committee is a committee of the board. It is primarily responsible for making recommendations to the board on:

•	non-Executive Director fees;

•	remuneration levels of executive directors and other key management personnel;

•	the over-arching executive remuneration framework and operation of the Executive Incentive Plan; and

•	key performance indicators (KPI) and performance hurdles for the executive team.

Their objective is to ensure that remuneration policies and structures are fair and competitive and aligned with the long-term interests of the Company.

The Corporate Governance Statement provides further information on the role of this committee.

Non-Executive Directors’ fees

Non-executive directors’ remuneration is determined within an aggregate directors’ cash fee pool limit, which is periodically recommended for approval by shareholders. The maximum currently stands at $500,000 per annum and was approved by shareholders at the annual general meeting on 26 November 2010.

The remuneration paid to each director is inclusive of committee fees. No retirement benefits are payable other than statutory superannuation, if applicable.

The 4th edition of the Corporate Governance Principles and Recommendations released by the ASX Corporate Governance Council (Council) specifies that it is generally acceptable for non-executive directors to receive securities as part of their remuneration to align their interest with the interests of other security holders; however, non-executive directors should not receive performance-based remuneration as it may lead to bias in their decision making and compromise their objectivity. Accordingly, as a means of attracting and retaining talented individuals, given the fiscal constraints of a development stage company, the Board has chosen to grant equity in the form of performance rights which vest based only on meeting continuous service conditions. Non-Executive Directors do not receive performance-based bonuses and prior shareholder approval is required to participate in any issue of equity.

DIRECTORS’ REPORT (CONTINUED)

REMUNERATION REPORT (CONTINUED)

A. Principles used to determine the nature and amount of remuneration (continued)

Executive remuneration policy and framework

In overseeing executive remuneration, the board aims to ensure that remuneration practices are:

•	competitive and reasonable, enabling the Company to attract and retain key talent from around the world;

•	aligned to the Company’s strategic and business objectives and the creation of shareholder value, transparent; and

•	justifiable to shareholders.

The executive remuneration framework has three components:

•	base pay and benefits including superannuation, social security payments and health insurance;

•	short-term performance incentives; and

•	long-term incentives through participation in employee option plans and the grant of performance rights.

Executive remuneration mix

In accordance with the Company’s objective to ensure that executive remuneration is aligned to Company performance, a portion of the executives’ target pay is “at risk”.

Base pay and benefits

Executives receive their base pay and benefits structured as a total employment cost (TEC) package which may be delivered as a combination of cash and prescribed non-financial benefits at the executives’ discretion.

Independent remuneration information is obtained from sources such as independent salary surveys to ensure base pay is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure the executive’s pay is competitive with the market.

In order to obtain the experience required to achieve the Company’s goals, it has been necessary to recruit management from the international marketplace. Accordingly, executive pay is also viewed in light of the market from which our executives are recruited in order to be competitive with the relevant market.

An executive’s pay is also reviewed on promotion. There are no guaranteed base pay increases included in any executives’ contracts. Superannuation and social security contributions are paid on behalf of executives where required by law in their country of residence.

At this stage of the Company’s development, shareholder return is enhanced by the achievement of milestones in the development of the Company’s products. The Company’s Remuneration Policy is not directly based on its financial performance, rather on industry practice, given the Company operates in the biotechnology sector and the Company’s primary focus is research activities with a long-term objective of developing and commercialising the research & development results. At senior management level, performance pay is determined on a range of KPI’s designed to align the executive’s performance pay with value creation for shareholders. These KPI’s are outlined on page 22 and include securing funds to support the Company’s clinical programs, raising investor awareness and understanding of the Company’s programs, achievement of clinical milestones and pursuit and realisation of business development opportunities..

Short-term incentives

Executives have the opportunity to earn an annual short-term incentive (STI) depending on their accountabilities and impact on the organisation. STIs may be awarded at the end of a performance review cycle for meeting group and individual milestone achievements that align to the Company’s strategic and business objectives at the discretion of the board (in the case of the CEO) or the CEO under delegated authority from the Board (in the case of other executives).

Non-cash STIs are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2024 Annual General Meeting. In light of our global operations the Board adopted the Company’s incentive arrangements to ensure that it continues to retain and motivate key executives in a manner that is aligned with shareholders’ interests. The Company’s ‘umbrella’ EIP was adopted to allow eligible executives to be granted performance rights and/or options.

DIRECTORS’ REPORT (CONTINUED)

REMUNERATION REPORT (CONTINUED)

A. Principles used to determine the nature and amount of remuneration (continued)

Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and reflect the importance of retaining a world-class management team. The Company endeavours to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in the United States, France, Germany, and Australia.

Long-term incentives

Long-term incentives (LTI) are also provided to certain employees via the EIP. The LTI is intended to:

•	reward high individual performance and to encourage a high-performance culture;

•	align the interest of executives and senior management with those of the company and shareholders;

•	provide the company with the means to compete for talented staff by offering remuneration that includes an equity-based component, like many of its competitors; and

•	assist with the attraction and retention of key personnel.

Executives and senior managers eligible to participate in the LTI are considered by the Board to be in roles that have the opportunity to significantly influence long-term shareholder value.

The Company may issue eligible participants with performance rights which entitle the holder to subscribe for or be transferred fully paid ordinary shares of the Company for no consideration. Equity-settled performance rights carry no dividend or voting rights.

The performance rights are issued to executive directors and employees for no consideration and are subject to the continuing employment and lapse upon resignation, redundancy or termination, or failure to achieve the specified performance vesting condition. The performance rights will immediately vest and become exercisable if in the Board’s opinion a vesting event occurs (as defined in the plan rules) such as a takeover bid or winding up of the Company. If the performance rights vest and are exercised, the employee receives ordinary shares in the Company for no consideration.

Voting and comments made at the Company’s 2025 Annual General Meeting

At the Company’s 2025 AGM, 87.45% “yes” votes were cast in favour on the resolution for the adoption of its remuneration report for the 2025 financial year. No shareholders made comments on the remuneration report at the 2025 AGM.

B. Details of remuneration

Amounts of remuneration

Details of the remuneration of the directors and key management personnel (defined as those who have the authority and responsibility for planning, directing, and controlling the major activities of the consolidated entity) are set out in the following tables.

DIRECTORS’ REPORT (CONTINUED)

REMUNERATION REPORT (CONTINUED)

B. Details of remuneration (Continued)

Amounts of remuneration (Continued)

30-Jun-26	Short-term Benefits				Post- Employment	Other	Share-based Payments				Total
					Benefits	Benefits
	Salary and fees $		Cash bonus $	Non Monetary Social Security* $	Superannuation/ Retirement benefits $	Annual Leave & Long Services Leave $	Executive Performance Rights# $		Non-executive Performance Rights# $		$
Dr R Howard	117,894		—	—	14,147	—	—		181,320	[1]	313,361
Mr P Meyers	10,417		—	—	—	—	—		356,786	[2]	367,203
Ms L Boyce	60,294		—	—	7,235	—	—		144,140	[3]	211,669
Mr M Voigt	615,275	**	256,370	33,155	—	75,235	249,118	[4]	—		1,229,153
Dr F Triebel	356,337	***	168,999	220,737	12,508	48,394	189,200	[5]	—		996,175
Other Key Management Personnel
Ms D Miller	330,041	****	125,000	—	62,649	44,998	139,515	[5]	—		702,203
Mr C Mueller	385,816		85,357	35,018	—	43,847	111,110	[6]	—		661,148
Dr S Winckels*****	346,813		—	22,729	—	29,825	82,243	[7]	—		481,610

	2,222,887		635,726	311,639	96,539	242,299	771,186		682,246		4,962,522

#

The remuneration recognised for Non-Monetary benefits and Executive performance rights is measured in accordance with AASB 2 Share Based payments at the historical grant date fair value. If the amounts related to unvested performance rights were measured at the 30 June share price, the amounts disclosed would be negative $181,686 for Non- Executive Performance Rights and negative $201,209 for Executive Performance Rights due to the significant decline in the share price following the discontinuation of TACTI-004. The amounts are negative because, for the tranches vesting in the current and future years, share-based payment expense is recognised from the grant date over the relevant service period and measured at the grant date fair value, which is significantly higher than the share price as at 30 June 2026. Remeasuring those amounts at the 30 June 2026 share price therefore gives rise to a net reversal of expense.

*

Non-monetary benefits include compulsory employer funded social security contributions ($33,155 for Mr M Voigt, $220,737 for Dr F Triebel, $35,018 for Mr C Mueller and, $22,729 for Dr Winckels) which are paid directly by the Company to Government authorities in line with German, French and Netherlands regulations.

**	The cash salary for Mr Voigt increased by EUR32.5k p.a. effective July 2025.
***	The cash salary for Dr Triebel increased by EUR18.8k p.a. effective July 2025.
****	The cash salary for Ms Miller increased by AUD30k p.a. effective July 2025.
*****

Dr Winckels joined the Company in June 2024 (classified as KMP from 1 July 2025). Dr S Winckels‘ remuneration is disclosed on an annual basis, as his KMP salary commenced in July 2025 as an internal promotion.

[1]

On 23 November 2023, Dr Russell Howard was issued an additional 178,356 performance rights to vest over 4 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the 2023 AGM. The number of performance rights granted was calculated based on 3.57 years of directors’ fees at $16,500 p.a. divided by $0.33 (being the 5-day VWAP up to and including the 20 July 2023). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 28,356 performance rights vested on 24 October 2023 (in recognition of service from 1 April 2023 to 23 October 2023). The second tranche of 50,000 performance rights vested on 1 December 2024 (in recognition of service from 24 October 2023 to 23 October 2024). The third tranche of 50,000 performance rights vested on 1 December 2025 (in recognition of service from 24 October 2024 to 23 October 2025). The fourth tranche of 50,000 performance rights are due to vest on 1 December 2026 (in recognition of service from 24 October 2025 to 23 October 2026).

On 5 December 2025, Dr Russell Howard was issued 1,573,646 performance rights to vest over 4 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholders’ approval received at the 2025 AGM. The number of performance rights granted was calculated based on approximately 1 year of incremental directors’ fees at $60,000 p.a. and approximately 3 years’ worth of directors’ fees totalling $317,675 divided by $0.24 (being the 5-day VWAP up to and including the 30 June 2025) less the number of performance rights approved on 23 November 2023 with respect to overlapping service periods. However, the fair value of the performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 250,000 performance rights vested on 1 December 2025 (in recognition of service from 1 December 2024 to 30 November 2025. The second tranche of 400,154 performance rights are due to vest on 1 December 2026 (in recognition of service from 1 December 2025 to 30 November 2026). The third tranche of 461,746 performance rights are due to vest on 1 December 2027 (in recognition of service from 1 December 2026 to 30 November 2027). The fourth tranche of 461,746 performance rights are due to vest on 1 December 2028 (in recognition of service from 1 December 2027 to 30 November 2028).

[2]

On 16 December 2022, Mr Pete Meyers was issued 1,166,667 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 23 November 2022. As indicated in the 2022 AGM notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $105,000 p.a. divided by $0.27 (being the 5-day VWAP up to and including 12 September 2022). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 388,889 performance rights vested on 1 October 2024 (being for service from 1 October 2023 to 30 September 2024). The second tranche of 388,889 performance rights vested on 1 October 2025 (being for service from 1 October 2024 to 30 September 2025). The third tranche of 388,889 performance rights is due to vest on 1 October 2026 (being for service from 1 October 2025 to 30 September 2026).

On 5 December 2025, Mr Pete Meyers was issued 2,058,631 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholders’ approval received at the 2025 AGM. The number of performance rights granted was calculated based on approximately 3 years of directors’ fees at $169,000 p.a. divided by $0.26 (being the 5-day VWAP up to and including the 1 October 2025) plus an additional $28,244 worth of performance rights to cover the period from 1 October 2026 to 30 November 2026 (an adjustment of approximately 2 months). However, the fair value of the performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 758,631 performance rights is due to vest on 1 December 2027 (in recognition of service from 1 October 2026 to 30 November 2027. The second tranche of 650,000 performance rights is due to vest on 1 December 2028 (in recognition of service from 1 December 2027 to 30 November 2028). The third tranche of 650,000 performance rights is due to vest on 1 December 2029 (in recognition of service from 1 December 2028 to 30 November 2029).

DIRECTORS’ REPORT (CONTINUED)

REMUNERATION REPORT (CONTINUED)

B. Details of remuneration (Continued)

Amounts of remuneration (Continued)

[3]

On 23 November 2023, Ms Lis Boyce was issued 589,955 performance rights to vest over 4 tranches in lieu of cash for her services as a non-executive director, in accordance with the shareholder approval received at the 2023 AGM. The number of performance rights granted was calculated based on 3.54 years of directors’ fees at $55,000 p.a. divided by $0.33 (being the 5-day VWAP up to and including 20 July 2023). However, the fair value of her performance rights reflects the prevailing share price at the date of shareholder approval. The first tranche of 89,954 performance rights vested on grant date (in recognition of service from 11 April 2023 to 23 October 2023). The second tranche of 166,667 performance rights vested on 1 December 2024 (in recognition of service from 24 October 2023 to 23 October 2024). The third tranche of 166,667 performance rights vested on 1 December 2025 (in recognition of service from 24 October 2024 to 23 October 2025). The fourth tranche of 166,667 performance rights are due to vest on 1 December 2026 (in recognition of service from 24 October 2025 to 23 October 2026).

On 5 December 2025, Ms Boyce was issued 707,232 performance rights to vest over 3 tranches in lieu of cash for her services as a non-executive director, in accordance with shareholders’ approval received at the 2025 AGM. The number of performance rights granted was calculated based on approximately 2 years of directors’ fees at $76,956 p.a. divided by $0.26 (being the 5-day VWAP up to and including the 1 October 2025) plus an additional $29,968 worth of performance rights to cover the period from 24 October 2025 to 30 November 2026. However, the fair value of the performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 115,262 performance rights is due to vest on 1 December 2026 (in recognition of service from 1 December 2025 to 30 November 2026. The second tranche of 295,985 performance rights is due to vest on 1 December 2027 (in recognition of service from 1 December 2026 to 30 November 2027). The third tranche of 295,985 performance rights is due to vest on 1 December 2028 (in recognition of service from 1 December 2027 to 30 November 2028).

[4]

On 1 December 2021, Mr Marc Voigt was issued 3,600,000 performance rights to vest over 3 tranches, in accordance with shareholder approval received at the AGM on 26 November 2021. One-third vested on 1 October 2023; one-third vested on 1 October 2024, and one-third vested on 1 October 2025. Vesting is contingent upon the employee being continuously employed in good standing through the vesting period and dependent upon Mr Voigt meeting KPIs as determined by the Board.

On 5 December 2024, Mr Marc Voigt was issued 3,600,000 performance rights to vest over 3 tranches, in accordance with shareholder approval received at the AGM on 22 November 2024. One-third is due to vest on 1 December 2026; one-third is due to vest on 1 December 2027, and one-third is due to vest on 1 December 2028. Vesting is contingent upon the executive being continuously employed in good standing through the vesting period and dependent upon Mr Voigt meeting KPIs as determined by the Board.

All performance rights are subject to accelerated vesting according to agreed terms in each person’s contract. For other information concerning Performance Rights please refer to Section D on Share-based compensation below.

[5]

On 1 December 2021, Ms Deanne Miller and Dr Frederic Triebel were issued 1,800,000 and 2,700,000 performance rights respectively under the Executive Incentive Plan (EIP). The vesting date for the Performance Rights issued to Ms D Miller and Dr F Triebel during the year are as follows: The first tranche representing one-third vested on 1 October 2023; the second tranche representing one-third vested on 1 October 2024 and the third tranche representing one-third vested on 1 October 2025. Vesting is contingent upon the executives being continuously employed in good standing through the vesting period and meeting KPIs. The performance rights are subject to accelerated vesting according to the agreed terms of each person’s contract.

On 5 December 2024, Ms Deanne Miller and Dr Frederic Triebel were issued 1,800,000 and 2,700,000 performance rights respectively under the Executive Incentive Plan (EIP). The vesting date for the Performance Rights issued to Ms D Miller and Dr F Triebel during the year are as follows: The first tranche representing one-third is due to vest on 1 December 2026; the second tranche representing one-third is due to vest on 1 December 2027 and third tranche representing one-third is due to vest on 1 December 2028. Vesting is contingent upon the executives’ being continuously employed in good standing through the vesting period and meeting KPIs. The performance rights are subject to accelerated vesting according to the agreed terms of Ms Miller and Dr Triebel’s contracts.

[6]

On 1 December 2021, Mr C Mueller was issued 1,400,000 performance rights under the Executive Incentive Plan (EIP). The vesting date for the Performance Rights issued to Mr C Mueller during the year are as follows: The first tranche representing one-third vested on 1 October 2023; the second tranche representing one-third vested on 1 October 2024 and the third tranche representing one-third vested on 1 October 2025. Vesting is contingent upon the executives’ being continuously employed in good standing through the vesting period and meeting KPIs. The performance rights are subject to accelerated vesting according to the agreed terms of Mr Mueller’s contract.

On 5 December 2024, Mr C Mueller was issued 1,400,000 performance rights respectively under the Executive Incentive Plan (EIP). The vesting date for the Performance Rights issued to Mr C Mueller during the year are as follows: The first tranche representing one-third is due to vest on 1 December 2026; the second tranche representing one-third is due to vest on 1 December 2027 and third tranche representing one-third is due to vest on 1 December 2028. Vesting is contingent upon the executive’s being continuously employed in good standing through the vesting period and meeting KPIs. The performance rights are subject to accelerated vesting according to the agreed terms of Mr C Mueller’s contract.

[7]

On 13 October 2025, Dr Winckels‘ was issued 758,059 performance rights under the Executive Incentive Plan (EIP). The first tranche of 92,935 performance rights vested on 1 December 2025; the second tranche of 221,708 performance rights is due to vest on 1 December 2026; the third tranche of 221,708 performance rights is due to vest on 1 December 2027, and the fourth tranche of 221,708 performance rights is due to vest on 1 December 2028. Vesting is contingent upon the executive’s being continuously employed in good standing through the vesting period and meeting KPIs. The performance rights were subject to accelerated vesting according to agreed terms in Dr Winckels‘ contract.

DIRECTORS’ REPORT (CONTINUED)

REMUNERATION REPORT (CONTINUED)

B. Details of remuneration (Continued)

Amounts of remuneration (Continued)

KPIs for executive KMPs are related to the following:

Mr M Voigt

•	Sourcing and conversion of business development opportunities;

•	Managing and securing funds to achieve company goals;

•	Effective management of international stakeholder communications within an ASX & NASDAQ dual listed environment; and

•	Overseeing the Group’s pre-clinical and clinical trials and the associated organisational growth.

Dr F Triebel

•	Scientific objectives relating to preclinical and clinical development and collaborations with external parties;

•	objectives relating to clinical regulatory affairs ; and

•	Investor relations objectives to assist with raising awareness and understanding of the Company’s LAG-3 candidates.

•	Objectives relating to manufacturing continuity.

Ms D Miller

•	Compliance objectives relating to management of legal and regulatory obligations and communications within an ASX & NASDAQ dual listed environment;

•	Corporate development objectives relating to the management of key relationships and communications with collaboration partners; and

•	Investor relations and financial objectives to support execution of company goals.

Dr S Winckels

•	Medical positioning of eftilagimod alfa;

•	Clinical operations; and

•	Ensure a positive public awareness of the company.

Mr C Mueller

•	Regulatory, strategical and operational objectives in drug development;

•	Clinical operations; and

•	Investor relations objectives to assist with raising awareness and understanding of the Company’s LAG-3 candidates.

For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.

DIRECTORS’ REPORT (CONTINUED)

REMUNERATION REPORT (CONTINUED)

B. Details of remuneration (Continued)

Amounts of remuneration (Continued)

30-Jun-25	Short-term Benefits				Post- Employment	Other	Share-based Payments				Total
					Benefits	Benefits
	Salary and fees		Cash bonus	Non Monetary Social Security*	Superannuation/ Retirement benefits	Annual Leave & Long Services Leave	Executive Performance Rights		Non- executive Performance Rights
	$		$	$	$	$	$		$		$
Dr R Howard	106,500		—	—	12,248	—	—		233,247	[1,2]	351,995
Mr P Meyers	25,000		—	—	—	—	—		51,481	[3]	76,481
Ms L Boyce	55,000		—	—	6,325	—	—		39,528	[4]	100,853
Ms A Anderson	46,133		—	—	5,305	—	—		(66,831)[5]		(15,393)
Mr M Voigt	546,230	**	198,935	30,270	—	74,195	324,850	[6]	—		1,174,480
Dr F Triebel	315,574	***	140,154	190,048	8,466	47,999	243,637	[7]	—		945,878
Other Key Management Personnel
Ms D Miller	300,037	****	125,000	—	48,879	44,048	162,425	[7]	—		680,389
Mr C Mueller*****	303,613		5,972	27,048	—	52,850	116,492	[8]	—		505,975
Dr F Vogl	372,374	******	186,358	156,484	—	68,395	(199,524)[9]		—		584,087

	2,070,461		656,419	403,850	81,223	287,487	647,880		257,425		4,404,745

*

Non-monetary benefits include compulsory employer funded social security contributions ($30,270 for Mr M Voigt, $190,048 for Dr F Triebel, $27,048 for Mr C Mueller and, $156,484 for Dr F Vogl) which are paid directly by the Company to Government authorities in line with German, Swiss and French regulations.

**	The cash salary for Mr Voigt increased by EUR35.6k p.a. effective July 2024.
***	The cash salary for Dr Triebel increased by EUR9.6k p.a. effective August 2024.
****	The cash salary for Ms Miller increased by AUD32.6k p.a. effective July 2024.
*****

Mr C Mueller joined the Company in 2016 (classified as KMP from 31 January 2025). Mr Mueller’s remuneration is disclosed on an annual basis, as his KMP salary commenced in December 2024 as an internal promotion, total salary, bonus and social security paid during the 5-month period as KMP was $182,395.

******	The cash salary for Dr Vogl increased by CHF5.9k p.a. effective August 2024.

[1]

On 1 December 2021, Dr Russell Howard was issued 339,621 performance rights to vest over 3 tranches in lieu of additional cash fees, in accordance with shareholder approval received at the AGM on 26 November 2021. As indicated in the 2021 AGM notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $60,000 p.a. divided by $0.53 (being the 5-day VWAP up to and including 21 September 2021). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 113,207 performance rights vested on 1 December 2022 (being for service from 1 December 2021 to 30 November 2022). The second tranche of 113,207 performance rights vested on 1 December 2023 (being for service from 1 December 2022 to 30 November 2023). The third tranche of 113,207 performance rights vested on 1 December 2024 (being for service from 1 December 2023 to 30 November 2024).

On 23 November 2023, Dr Russell Howard was issued an additional 178,356 performance rights to vest over 4 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the 2023 AGM. The number of performance rights granted was calculated based on 3.57 years of directors’ fees at $16,500 p.a. divided by $0.33 (being the 5-day VWAP up to and including the 20 July 2023). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 28,356 performance rights vested on 24 October 2023 (in recognition of service from 1 April 2023 to 23 October 2023). The second tranche of 50,000 performance rights vested 1 December 2024 (in recognition of service from 24 October 2023 to 23 October 2024). The third tranche of 50,000 performance rights vested on 1 December 2025 (in recognition of service from 24 October 2024 to 23 October 2025). The fourth tranche of 50,000 performance rights are due to vest on 1 December 2026 (in recognition of service from 24 October 2025 to 23 October 2026).

[2]

Dr Russell Howard was issued 1,573,646 performance rights to vest over 4 tranches in lieu of cash for his services as a non-executive director, if approved by Shareholders at the 2025 AGM. The number of performance rights granted will be calculated based on 1 year of directors’ fees at $76,500 and 3 years of directors’ fees at $110,819 p.a. divided by $0.24 (being the 5-day VWAP up to and including the 30 June 2025) less the number of performance rights approved on 23 November 2023 with respect to overlapping service periods. However, the future fair value of the performance rights will be revised to reflect the actual prevailing share price as at the date of shareholder approval. The first tranche of performance rights vested on 1 December 2025 (in recognition of service from 1 December 2024 to 30 November 2025. The second tranche of performance rights are due to vest on 1 December 2026 (in recognition of service from 1 December 2025 to 30 November 2026). The third tranche of performance rights are due to vest on 1 December 2027 (in recognition of service from 1 December 2026 to 30 November 2027). The fourth tranche of performance rights are due to vest on 1 December 2028 (in recognition of service from 1 December 2027 to 30 November 2028).

[3]

On 16 December 2022, Mr Pete Meyers was issued 1,166,667 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 23 November 2022. As indicated in the 2022 AGM notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $105,000 p.a. divided by $0.27 (being the 5-day VWAP up to and including 12 September 2022). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 388,889 performance rights vested on 1 October 2024 (being for service from 1 October 2023 to 30 September 2024). The second tranche of 388,889 performance rights vested on 1 October 2025 (being for service from 1 October 2024 to 30 September 2025). The third tranche of 388,889 performance rights is due to vest 1 October 2026 (being for service from 1 October 2025 to 30 September 2026).

DIRECTORS’ REPORT (CONTINUED)

REMUNERATION REPORT (CONTINUED)

B. Details of remuneration (Continued)

Amounts of remuneration (Continued)

[4]

On 23 November 2023, Ms Lis Boyce was issued 589,955 performance rights to vest over 4 tranches in lieu of cash for her services as a non-executive director, in accordance with the shareholder approval received at the 2023 AGM. The number of performance rights granted was calculated based on 3.54 years of directors’ fees at $55,000 p.a. divided by $0.33 (being the 5-day VWAP up to and including the 20 July 2023). However, the fair value of her performance rights reflects the prevailing share price at the date of shareholder approval. The first tranche of 89,954 performance rights vested on grant date (in recognition of service from 11 April 2023 to 23 October 2023). The second tranche of 166,667 performance rights vested on 1 December 2024 (in recognition of service from 24 October 2023 to 23 October 2024). The third tranche of 166,667 performance rights vested on 1 December 2025 (in recognition of service from 24 October 2024 to 23 October 2025). The fourth tranche of 166,667 performance rights are due to vest on 1 December 2026 (in recognition of service from 24 October 2025 to 23 October 2026).

[5]

Ms Anne Anderson was due to be issued 615,983 performance rights to vest over 4 tranches in lieu of cash for her services as a non-executive director, if shareholders approved at the 2024 AGM. Ms Anderson resigned on 4 October 2024, and these performance rights were not issued. The share-based payment expense recognised from date of appointment to 4 October 2024 was reversed accordingly, and the Company paid the cash equivalent of the performance rights which related to the period up to the date of resignation.

[6]

On 1 December 2021, Mr Marc Voigt was issued 3,600,000 performance rights to vest over 3 tranches, in accordance with shareholder approval received at the AGM on 26 November 2021. One-third vested on 1 October 2023; one-third vested on 1 October 2024 and one-third vested on 1 October 2025.

On 5 December 2024, Mr Marc Voigt was issued 3,600,000 performance rights to vest over 3 tranches, in accordance with shareholder approval received at the AGM on 22 November 2024. One-third is due to vest on 1 December 2026; one-third is due to vest on 1 December 2027, and one-third is due to vest on 1 December 2028. Vesting is contingent upon the executive being continuously employed in good standing through the vesting period and dependent upon Mr Voigt meeting KPIs as determined by the Board.

All performance rights are subject to accelerated vesting according to agreed terms in each person’s contract. For other information concerning the Performance Rights please refer to Section D on Share-based compensation below.

[7]

On 1 December 2021, Ms Deanne Miller and Dr Frederic Triebel were issued 1,800,000 and 2,700,000 performance rights respectively under the Executive Incentive Plan (EIP). The vesting date for the Performance Rights issued to Ms D Miller and Dr F Triebel during the year are as follows: The first tranche representing one-third vested on 1 October 2023; the second tranche representing one-third vested on 1 October 2024 and the third tranche representing one-third vested on 1 October 2025.

On 5 December 2024, Ms Deanne Miller and Dr Frederic Triebel were issued 1,800,000 and 2,700,000 performance rights respectively under the Executive Incentive Plan (EIP). The vesting date for the Performance Rights issued to Ms D Miller and Dr F Triebel during the year are as follows: The first tranche representing one-third is due to vest on 1 December 2026; the second tranche representing one-third is due to vest on 1 December 2027 and third tranche representing one-third is due to vest on 1 December 2028. Vesting is contingent upon the executives’ being continuously employed in good standing through the vesting period and meeting KPIs. The performance rights are subject to accelerated vesting according to the agreed terms of Ms Miller and Dr Triebel’s contracts.

[8]

On 1 December 2021, Mr C Mueller was issued 1,400,000 performance rights under the Executive Incentive Plan (EIP). The vesting dates for the Performance Rights issued to Mr C Mueller during the year are as follows: The first tranche representing one-third vested on 1 October 2023; the second tranche representing one-third vested on 1 October 2024 and the third tranche representing one-third vested on 1 October 2025.

On 5 December 2024, Mr C Mueller was issued 1,400,000 performance rights respectively under the Executive Incentive Plan (EIP). The vesting dates for the Performance Rights issued to Mr C Mueller during the year are as follows: The first tranche representing one-third is due to vest on 1 December 2026; the second tranche representing one-third is due to vest on 1 December 2027 and the third tranche representing one-third is due to vest on 1 December 2028. Vesting is contingent upon the executive’s being continuously employed in good standing through the vesting period and meeting KPIs. The performance rights are subject to accelerated vesting according to the agreed terms of Mr Mueller’s contract.

[9]

On 31 January 2024, Dr F Vogl was issued 1,343,856 performance rights under the Executive Incentive Plan (EIP). The first tranche representing one-third was due to vest on 1 October 2024 (and did not vest); the second tranche representing one-third was due to vest on 1 October 2025 and the third tranche representing one-third was due to vest on 1 October 2026. Vesting was contingent upon the executive’s being continuously employed in good standing through the vesting period and meeting KPIs. The performance rights were subject to accelerated vesting according to agreed terms in Dr Vogl’s contract. Dr Vogl resigned on 30 April 2025, and these performance rights lapsed. The share-based payment expense recognized from date of appointment was reversed accordingly. All performance rights for all three tranches were forfeited due to not meeting vesting conditions.

DIRECTORS’ REPORT (CONTINUED)

REMUNERATION REPORT (CONTINUED)

B. Details of remuneration (Continued)

Amounts of remuneration (Continued)

KPIs for executive KMPs are related to the following:

Mr Marc Voigt*

•	Sourcing and conversion of business development opportunities;

•	Managing and securing funds to achieve company goals;

•	Effective management of international stakeholder communications within an ASX & NASDAQ dual listed environment; and

•	Overseeing the Group’s pre-clinical and clinical trials and the associated organisational growth.

Dr Frederic Triebel*

•	Scientific objectives relating to preclinical and clinical development and collaborations with external parties;

•	objectives relating to clinical regulatory affairs ; and

•	Investor relations objectives to assist with raising awareness and understanding of the Company’s LAG-3 candidates.

•	Objectives relating to manufacturing continuity.

Ms Deanne Miller*

•	Compliance objectives relating to management of legal and regulatory obligations and communications within an ASX & NASDAQ dual listed environment;

•	Corporate development objectives relating to the management of key relationships and communications with collaboration partners; and

•	Investor relations and financial objectives to support execution of company goals.

Mr C Mueller*

•	Regulatory, strategical and operational objectives in drug development;

•	Clinical operations; and

•	Investor relations objectives to assist with raising awareness and understanding of the Company’s LAG-3 candidates

Dr Florian Vogl#

•	Medical positioning of eftilagimod alfa;

•	Clinical operations; and

•	Ensure positive public awareness of the company.

For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

	Fixed remuneration		At risk – STI		At risk – LTI
Name	2026	2025	2026	2025	2026	2025
Non-Executive directors
Dr R Howard	100%	100%	—	—	—	—
Mr P Meyers	100%	100%	—	—	—	—
Ms L Boyce	100%	100%	—	—	—	—
Ms A Anderson	—	100%	—	—	—	—
Executive directors
Mr M Voigt	59%	55%	21%	17%	20%	28%
Dr F Triebel	64%	59%	17%	15%	19%	26%
Other Key Management Personnel
Ms D Miller	62%	58%	18%	18%	20%	24%
Mr C Mueller	70%	76%	13%	1%	17%	23%
Dr F Vogl	—	76%	—	24%	—	—
Dr S Winckels**	83%	—	—	—	17%	—

**	Dr Winckels was appointed KMP on 1 July 2025. Comparative information not disclosed as Dr Winckels was not a KMP during the comparative period.

DIRECTORS’ REPORT (CONTINUED)

REMUNERATION REPORT (CONTINUED)

C. Service agreements

Remuneration and other terms of employment for executive key management personnel are formalised in service agreements. The service agreements specify the components of remuneration, benefits, and notice periods. Participating in the STI and LTI plans is subject to the Board’s discretion. Compensation paid to key management personnel is determined by the CEO and approved by the Board on an annual basis with reference to market salary surveys. Details of the current terms of these agreements are below. Unless stated otherwise, all salaries quoted below are as at 30 June 2026.

Mr Marc Voigt	-	Executive Director & CEO

Agreement commenced:	-	9 July 2014

Details	-

The initial term was for a period of 3 years. The term was subsequently extended again for an additional term that will expire on 9 July 2032, unless terminated earlier by either party in accordance with the Agreement. Each party is to provide at least 6 months’ notice of its intention to extend the term of the contract.

The contract can be terminated by the company giving 12 months’ notice or by Mr Voigt giving 6 months’ notice. Immutep may make payments in lieu of the period of notice, or for any unexpired part of that notice period.

Base salary	-	EUR 357,500

Ms Deanne Miller	-	Chief Operating Officer, General Counsel & Company Secretary

Agreement commenced:	-	17 October 2012

Details	-	The agreement can be terminated with 6 months’ notice. Immutep may make payments of base salary in lieu of notice period.

Base salary	-	AUD 330,040

Dr Frédéric Triebel	-	Executive Director & Chief Scientific Officer

Agreement commenced:	-	12 December 2014

Details	-

Each of the parties may terminate the employment contract and the present Amendment, subject to compliance with the law and the Collective Bargaining Agreement (“CBA”) and notably to a 6-month notice period as set forth in the CBA.

The party which fails to comply with the notice period provisions shall be liable to pay the other an indemnity equal to the salary for the remainder of the notice period.

Base salary	-	EUR 207,240

Mr Christian Mueller	-	Chief Development Officer

Agreement commenced:	-	1 December 2024

Details	-	The agreement can be terminated with 3 months’ notice. Immutep may make payments of base salary in lieu of notice period. Changed from full time to 4 days per week from May 2026.

Base salary	-	EUR 185,200

Dr Stephan Winckels	-	Chief Medical Officer

Agreement commenced:	-	1 July 2025

Details	-	The agreement can be terminated with 3 months’ notice. Immutep may make payments of base salary in lieu of notice period. Changed from full time to 24 hours per week from June 2026.

Base salary	-	EUR 138,000

Under the cash bonus scheme approved by the Board of directors in February 2020, Mr Marc Voigt, Dr Frederic Triebel and Ms Deanne Miller are each entitled to a cash bonus of A$300,000 and Mr Christian Mueller is entitled to a cash bonus of A$150,000 conditional on meeting predetermined KPIs that are designed to support our corporate strategy to develop product candidates to sell, license or partner with large pharmaceutical companies at key value inflection points or on a change of control. As at 30 June 2026, no obligation has arisen for recognition.

Key management personnel have no entitlement to termination payments in the event of removal for misconduct or gross negligence.

DIRECTORS’ REPORT (CONTINUED)

REMUNERATION REPORT (CONTINUED)

D. Share-based compensation

Issue of shares

There were no shares directly issued to directors and key management personnel as part of compensation during the year ended 30 June 2026. During the year 5,856,523 performance rights were exercised, and 5,856,523 ordinary shares were issued on exercise.

Options

There are no options which were granted in prior years which affected remuneration in this financial year or future reporting years.

Shares provided on exercise of remuneration options

No ordinary shares in the Company have been issued as a result of the exercise of remuneration options by a director or key management personnel.

DIRECTORS’ REPORT (CONTINUED)

REMUNERATION REPORT (CONTINUED)

D. Share-based compensation (Continued)

Performance rights

The terms and conditions of each grant of performance rights affecting remuneration of key management personnel in this financial year or future reporting years are as follows. All performance rights movement and fair value in the table are shown on post share consolidation basis.

Grant date *	Type of performance right granted	Vesting date and exercisable date	Number of performance rights	Value per right at grant date($)	Vested and exercised 30 June 2026 (%)
22 November 2024(a)	LTI – Tranche 3	1 October 2025	1,500,000	0.305	100
22 November 2024(a)	LTI – Tranche 3	1 October 2025	1,200,000	0.305	100
1 December 2021(a)	LTI – Tranche 3	1 October 2025	466,666	0.290	100
23 November 2022(c)	LTI – Tranche 2	1 October 2025	388,889	0.310	100
23 November 2022(c)	LTI – Tranche 3	1 October 2026	388,889	0.310	—
24 October 2023(c)	LTI – Tranche 3	1 December 2025	50,000	0.320	100
24 October 2023(c)	LTI – Tranche 4	1 December 2026	50,000	0.320	—
24 October 2023(c)	LTI – Tranche 3	1 December 2025	166,667	0.320	100
24 October 2023(c)	LTI – Tranche 4	1 December 2026	166,667	0.320	—
22 November 2024(a)	LTI – Tranche 1	1 December 2026	1,500,000	0.305	—
22 November 2024(a)	LTI – Tranche 2	1 December 2027	1,500,000	0.305	—
22 November 2024(a)	LTI – Tranche 3	1 December 2028	1,500,000	0.305	—
22 November 2024(a)	LTI – Tranche 1	1 December 2026	1,200,000	0.305	—
22 November 2024(a)	LTI – Tranche 2	1 December 2027	1,200,000	0.305	—
22 November 2024(a)	LTI – Tranche 3	1 December 2028	1,200,000	0.305	—
22 November 2024(a)	LTI – Tranche 1	1 December 2026	466,667	0.305	—
22 November 2024(a)	LTI – Tranche 2	1 December 2027	466,667	0.305	—
22 November 2024(a)	LTI – Tranche 3	1 December 2028	466,666	0.305	—
13 October 2025(a)	LTI – Tranche 1	1 December 2025	92,935	0.290	100
13 October 2025(a)	LTI – Tranche 2	1 December 2026	221,708	0.290	—
13 October 2025(a)	LTI – Tranche 3	1 December 2027	221,708	0.290	—
13 October 2025(a)	LTI – Tranche 4	1 December 2028	221,708	0.290	—
27 November 2025(c)	LTI – Tranche 1	1 December 2025	250,000	0.285	100
27 November 2025(c)	LTI – Tranche 2	1 December 2026	400,154	0.285	—
27 November 2025(c)	LTI – Tranche 3	1 December 2027	461,746	0.285	—
27 November 2025(c)	LTI – Tranche 4	1 December 2028	461,746	0.285	—
27 November 2025(c)	LTI – Tranche 1	1 December 2027	758,631	0.285	—
27 November 2025(c)	LTI – Tranche 2	1 December 2028	650,000	0.285	—
27 November 2025(c)	LTI – Tranche 3	1 December 2029	650,000	0.285	—
27 November 2025(c)	LTI – Tranche 1	1 December 2026	115,262	0.285	—
27 November 2025(c)	LTI – Tranche 2	1 December 2027	295,985	0.285	—
27 November 2025(c)	LTI – Tranche 3	1 December 2028	295,985	0.285	—

(a)	Performance hurdles based on individual KPIs have been set for performance rights granted.
(b)	No performance hurdles have been set with respect to these performance rights granted.
(c)	Performance hurdles are not relevant to these performance rights granted to non-executive directors.
*

In addition to meeting the performance hurdles set, the participant must be employed by the company on the vesting date. Performance rights granted under the plan carry no dividend or voting rights. When exercisable, each performance right is convertible into one ordinary share.

DIRECTORS’ REPORT (CONTINUED)

REMUNERATION REPORT (CONTINUED)

D. Share-based compensation (Continued)

Details of bonuses and share-based compensation

Details of performance rights over ordinary shares in the Company provided as remuneration to each director and each of the key management personnel are set out below. The table further shows the percentages of the performance rights granted under the Executive Incentive Plan that vested and/or were forfeited during the year.

For each cash bonus and grant of performance rights included in the tables on pages 20 to 24, the percentage of the available bonus or grant that was paid, or that vested, in the financial year, and the percentage that was forfeited because the person did not meet the vesting criteria is set out below.

Name	Cash bonus		Share-based compensation benefits (performance rights)
	Paid %	For- feited %	Year granted		No Granted	Value of rights at grant date $	Vested %	Number of rights vested and exercisable during the year	Value of rights at exercise date****** $	For- feited %	Financial years in which rights may vest
Dr R Howard	—	—	2023 2025	* *	178,356 1,573,646	57,074 448,489	72 16	50,000 250,000	13,000 65,000	— —	2024, 2025, 2026 & 2027 2026, 2027, 2028 & 2029
Mr P Meyers	—	—	2022 2025	**	1,166,667 2,058,631	361,667 586,710	67 —	388,889 —	101,111 —	— —	2025, 2026, & 2027 2028, 2029, & 2030
Ms L Boyce	—	—	2023 2025	***	589,955 707,232	188,786 201,561	72 —	166,667 —	43,333 —	— —	2024, 2025, 2026 & 2027 2027, 2028, & 2029
Mr M Voigt	100	—	2021 2024	**** ****	3,600,000 3,600,000	1,764,000 1,098,000	100 —	1,200,000 —	312,000 —	— —	2024, 2025, 2026 2027, 2028 & 2029
Dr F Triebel	100	—	2021 2024	**** ****	2,700,000 2,700,000	1,323,000 823,500	100 —	900,000 —	234,000 —	— —	2024, 2025, 2026 2027, 2028 & 2029
Ms D Miller	100	—	2021 2024	**** ****	1,800,000 1,800,000	882,000 549,000	100 —	600,000 —	156,000 —	— —	2024, 2025, 2026 2027, 2028 & 2029
Mr C Mueller	100	—	2021 2024	**** ****	1,400,000 1,400,000	406,000 427,000	100 —	466,666 —	121,333 —	— —	2024, 2025, 2026 2027, 2028 & 2029
Dr S Winckels	—	100	2025	*****	758,059	219,837	12	92,935	24,161	—	2026, 2027, 2028 & 2029

*

On 23 November 2023, Dr Russell Howard was issued an additional 178,356 performance rights to vest over 4 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 24 October 2023. The number of performance rights granted was calculated based on 3.57 years of directors’ fees at $16,500 p.a. divided by $0.33 (being the 5-day VWAP up to and including the 20 July 2023). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 28,356 performance rights vested on 24 October 2023 (in recognition of service from 1 April 2023 to 23 October 2023). The second tranche of 50,000 performance rights vested on 1 December 2024 (in recognition of service from 24 October 2023 to 23 October 2024). The third tranche of 50,000 performance rights vested on 1 December 2025 (in recognition of service from 24 October 2024 to 23 October 2025). The fourth tranche of 50,000 performance rights are due to vest on 1 December 2026 (in recognition of service from 24 October 2025 to 23 October 2026).

On 5 December 2025, Dr Russell Howard was issued 1,573,646 performance rights to vest over 4 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholders’ approval received at the 2025 AGM. The number of performance rights granted was calculated based on 1 year of directors’ fees at $76,500 and 3 years of directors’ fees at $110,819 p.a. divided by $0.24 (being the 5-day VWAP up to and including the 30 June 2025) less the number of performance rights approved on 23 November 2023 with respect to overlapping service periods. However, the fair value of the performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of performance rights vested on 1 December 2025 (in recognition of service from 1 December 2024 to 30 November 2025. The second tranche of performance rights are due to vest on 1 December 2026 (in recognition of service from 1 December 2025 to 30 November 2026). The third tranche of performance rights are due to vest on 1 December 2027 (in recognition of service from 1 December 2026 to 30 November 2027). The fourth tranche of performance rights are due to vest on 1 December 2028 (in recognition of service from 1 December 2027 to 30 November 2028).

**

On 16 December 2022, Mr Pete Meyers was issued 1,166,667 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 23 November 2022. As indicated in the 2022 AGM notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $105,000 p.a. divided by $0.27 (being the 5-day VWAP up to and including 12 September 2022). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 388,889 performance rights vested on 1 October 2024 (being for service from 1 October 2023 to 30 September 2024). The second tranche of 388,889 performance rights vested on 1 October 2025 (being for service from 1 October 2024 to 30 September 2025). The third tranche of 388,889 performance rights are due to vest on 1 October 2026 (being for service from 1 October 2025 to 30 September 2026).

On 5 December 2025, Mr Pete Meyers was issued 2,058,631 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholders’ approval received at the 2025 AGM. The number of performance rights granted was calculated based on 3 years of directors’ fees at $169,000 p.a. divided by $0.26 (being the 5-day VWAP up to and including the 1 October 2025) plus an additional $28,244 worth of performance rights to cover the period from 1 October 2026 to 30 November 2026 (an adjustment of approximately 2 months). However, the fair value of the performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of performance rights are due to vest on 1 December 2027 (in recognition of service from 1 December 2026 to 30 November 2027. The second tranche of performance rights are due to vest on 1 December 2028 (in recognition of service from 1 December 2027 to 30 November 2028). The third tranche of performance rights are due to vest on 1 December 2029 (in recognition of service from 1 December 2028 to 30 November 2029).

DIRECTORS’ REPORT (CONTINUED)

REMUNERATION REPORT (CONTINUED)

D. Share-based compensation (Continued)

***

On 23 November 2023, Ms Lis Boyce was issued 589,955 performance rights to vest over 4 tranches in lieu of cash for her services as a non-executive director, in accordance with the shareholder approval received at the 2023 AGM. The number of performance rights granted was calculated based on 3.54 years of directors’ fees at $55,000 p.a. divided by $0.33 (being the 5-day VWAP up to and including the 20 July 2023). However, the fair value of her performance rights reflects the prevailing share price at the date of shareholder approval. The first tranche of 89,954 performance rights vested on grant date (in recognition of service from 11 April 2023 to 23 October 2023). The second tranche of 166,667 performance rights vested on 1 December 2024 (in recognition of service from 24 October 2023 to 23 October 2024). The third tranche of 166,667 performance rights vested on 1 December 2025 (in recognition of service from 24 October 2024 to 23 October 2025). The fourth tranche of 166,667 performance rights are due to vest on 1 December 2026 (in recognition of service from 24 October 2025 to 23 October 2026).

On 5 December 2025, Ms Boyce was issued 707,232 performance rights to vest over 3 tranches in lieu of cash for her services as a non-executive director, in accordance with shareholders’ approval received at the 2025 AGM. The number of performance rights granted was calculated based on 2 years of directors’ fees at $76,956 p.a. divided by $0.26 (being the 5-day VWAP up to and including the 1 October 2025) plus an additional $29,968 worth of performance rights to cover the period from 24 October 2025 to 30 November 2026. However, the fair value of the performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of performance rights are due to vest on 1 December 2026 (in recognition of service from 1 December 2025 to 30 November 2026. The second tranche of performance rights are due to vest on 1 December 2027 (in recognition of service from 1 December 2026 to 30 November 2027). The third tranche of performance rights are due to vest on 1 December 2028 (in recognition of service from 1 December 2027 to 30 November 2028).

****	Performance rights were granted under the EIP. Long-term incentive performance rights vest in three tranches as follows:

•	1/3 will vest on 1 December 2026

•	1/3 will vest on 1 December 2027

•	1/3 will vest on 1 December 2028

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s contract.

*****

Performance rights were granted under the EIP. Long-term incentive performance rights are due to vest in four tranches, first tranche vested on 1 December 2025, second tranche is due to vest on 1 December 2026, third tranche on 1 December 2027 and the fourth tranche is due to vest on 1 December 2028.

******

The value at the exercise date of performance rights that were granted as part of remuneration and were exercised during the year has been determined as the intrinsic value of the performance rights at that date.

Equity instruments held by key management personnel

The tables on the following page show the number of:

(i) Options to be issued ordinary shares in the company

(ii) Performance rights for the issue of ordinary shares in the company

Shares in the company that were held during the financial year by key management personnel of the Group, including their close family members and entities related to them. There were no shares granted during the reporting period as compensation.

(i) Option holdings

There were no options holdings held and no movements during the financial year ended 30 June 2026.

(ii) Performance Rights holdings

2026	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Performance rights over ordinary shares
Dr R Howard	100,000	1,573,646	(300,000)	—	1,373,646	—	1,373,646
Mr P Meyers	777,778	2,058,631	(388,889)	—	2,447,520	—	2,447,520
Mr M Voigt	4,800,000	—	(1,200,000)	—	3,600,000	—	3,600,000
Dr F Triebel	3,600,000	—	(900,000)	—	2,700,000	—	2,700,000
Ms L Boyce	333,334	707,232	(166,667)	—	873,899	—	873,899
Ms D Miller	2,400,000	—	(600,000)	—	1,800,000	—	1,800,000
Mr C Mueller	1,866,666	—	(466,666)	—	1,400,000	—	1,400,000
Dr S Winckels	—	758,059	(92,935)	—	665,124	—	665,124

	13,877,778	5,097,568	(4,115,157)	—	14,860,189	—	14,860,189

DIRECTORS’ REPORT (CONTINUED)

REMUNERATION REPORT (CONTINUED)

D. Share-based compensation (Continued)

(iii) Ordinary Share holdings

2026	Balance at start of the year	Received during the year on exercise of performance rights	Received during the year on the exercise of options	Other changes during the year#	Balance at end of the year
Ordinary shares
Dr R Howard	1,417,977	300,000	—	—	1,717,977
Mr P Meyers	3,663,284	388,889	—	—	4,052,173
Mr M Voigt	13,676,945	1,200,000	—	—	14,876,945
Dr F Triebel	10,453,764	900,000	—	—	11,353,764
Ms L Boyce	256,621	166,667	—	—	423,288
Ms D Miller	2,467,305	600,000	—	(200,000)	2,867,305
Mr C Mueller	3,307,382	466,666	—	—	3,774,048
Dr S Winckels	—	92,935	—	—	92,935

Total ordinary shares	35,243,278	4,115,157	—	(200,000)	39,158,435

ADRs
Mr M Voigt	45	—	—	—	45
Dr F Triebel	17,061	—	—	—	17,061

Total ADR	17,106	—	—	—	17,106

#	Other changes during the year include market acquisitions and/or disposals.

E. KMP Executive Remuneration Outcomes, Including Link to Performance

Given the company’s stage of development, financial metrics (such as earnings or profitability) are not necessarily an appropriate measure of executive performance. The company’s remuneration policy aligns executive rewards with the interests of shareholders. The primary focus is on growth in shareholder value through the achievement of development, regulatory and commercial milestones, and therefore performance goals are not necessarily linked to typical financial performance measures utilised by companies operating in other market segments. However, the Board recognises that, although the listed biotech sector is highly volatile, share price performance is relevant to the extent that it reflects shareholder returns. Accordingly, KPIs for KMPs include investor relations objectives and effective management of stakeholder communications within an ASX & NASDAQ dual listed environment. Details of share price, and earnings over the last 5 years are detailed in the table below. No dividends have been paid in the last 5 years.

	FY26	FY25	FY24	FY23	FY22
Closing share price 30 June	$0.05	$0.24	$0.30	$0.32	$0.29
Share price high	$0.47	$0.41	$0.49	$0.37	$0.70
Share price low	$0.03	$0.23	$0.26	$0.23	$0.29
Loss after income tax expense for the year ($ Million)	(79.30)	(61.43)	(42.72)	(39.90)	(32.21)

This concludes the remuneration report, which has been audited.

DIRECTORS’ REPORT (CONTINUED)

Shares under option

No unissued ordinary shares of Immutep Limited are under option at the date of this report since the following options were exercised (via net settlement) on 18 July 2025.

Date options granted	Expiration Date	Exercise Price	Number	Listed/Unlisted Options
5 August 2015	4 August 2025	$0.24	847,600	Unlisted

			847,600

No option holder has any right under the options to participate in any other share issue of the Company or any other entity.

Indemnity and insurance of officers

During the financial year, the Company paid a premium to insure the directors and officers of the Company and its controlled entities.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the Group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings.

This does not include such liabilities that arise from conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company.

Indemnity and insurance of auditor

The Company has not during or since the end of this financial year indemnified or agreed to indemnify the auditor of the Company or any related entity against a liability incurred by the auditor.

During the financial year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity.

Proceedings on behalf of the Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

DIRECTORS’ REPORT (CONTINUED)

Non-audit services

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company and/or the Group are important.

During the financial years 2026 and 2025, no fee was paid or payable for non-audit services provided by the auditor of the parent entity, its related practices and non-related audit firms.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 34.

Auditor

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of directors.

On behalf of the directors

Dr Russell Howard

Chairman

Sydney

31 August 2026

Auditor’s Independence Declaration

As lead auditor of Immutep Limited’s financial report for the year ended 30 June 2026, I declare that, to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit of the financial report; and

b)	no contraventions of any applicable code of professional conduct in relation to the audit of the financial report.

Jason Hayes	Sydney
Partner	31 August 2026
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757 One International Towers Sydney, Watermans Quay, BARANGAROO NSW 2000, GPO BOX 2650 SYDNEY NSW 2001 T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

pwc.com.au	Liability limited by a scheme approved under Professional Standards Legislation.

CORPORATE GOVERNANCE STATEMENT

The Board is committed to achieving and demonstrating the highest standards of corporate governance. The Board continues to refine and improve the governance framework and practices in place to ensure they meet the interests of shareholders.

The Company has reviewed its corporate governance practices against the Australian Securities Exchange (ASX) Corporate Governance Council’s Corporate Governance Principles and Recommendations – 4th edition (the Principles). A copy of the company’s Corporate Governance Statement is available at the company’s website at the following address https://www.immutep.com/about-us/corporate-governance

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

At Immutep we are committed to improving the lives of our patients, employees and communities. Whilst our product candidates and the industry we work within have the potential to make a real difference to people’s lives, we are mindful that the paths we take to develop our candidates and how we conduct our business are just as important. Hence, we are progressing our Environmental, Social and Governance (ESG) initiatives and have implemented this ESG report to explain to our stakeholders how we are addressing and tracking on a range of Environmental, Social and Governance matters.

A copy of the company’s ESG Report is available at the company’s website at the following address https://www.immutep.com/about-us/corporate-governance

FINANCIAL STATEMENTS

General information

These financial statements are the consolidated financial statements of the consolidated entity consisting of Immutep Limited and its subsidiaries. The financial statements are presented in the Australian currency.

Immutep Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Level 32

264 George Street

Australia Square

Sydney NSW 2000

The financial statements were authorised for issue by the directors on 31 August 2026. The directors have the power to amend and reissue the financial statements.

A description of the nature of the consolidated entity’s operations and its principal activities is included in the review of operations and activities on pages 4 to 10 and in the directors’ report on pages 11 to 33, both of which are not part of these financial statements. All press releases, financial reports and other information are available on our website: www.immutep.com.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2026

		Consolidated
		30 June 2026	30 June 2025
	Note	$	$
Revenue
License revenue	5	14,556,923	—
Other income
Research material sales		38,607	59,709
Grant income		5,338,572	4,974,823
Net gain on foreign exchange		1,229,851	—
Fair value gain on financial assets		—	9,242
Interest income		3,005,047	5,287,209
Miscellaneous		—	390

Total revenue and other income		24,169,000	10,331,373

Expenses
Research & development and intellectual property expenses	6	(91,946,919)	(61,410,533)
Corporate administrative expenses	6	(9,579,329)	(8,644,503)
Net loss on foreign exchange		—	(1,529,309)
Finance costs		(67,896)	(37,078)
Net change in fair value of convertible note liability	19	(11,318)	(144,115)
Net change in fair value of derivative financial instrument	12	(1,868,101)	—

Loss before income tax expense		(79,304,563)	(61,434,165)

Income tax expense	7	—	—

Loss after income tax expense for the year		(79,304,563)	(61,434,165)

Other Comprehensive Income/(Loss)
Items that may be reclassified to profit or loss
Exchange differences on the translation of foreign operations		(5,503,724)	14,384,243
Other comprehensive income/(loss) for the year, net of tax		(5,503,724)	14,384,243

Total comprehensive loss for the year		(84,808,287)	(47,049,922)

Loss for the year is attributable to
Owners of Immutep Limited		(79,304,563)	(61,434,165)

Total comprehensive loss for the year is attributable to
Owners of Immutep Limited		(84,808,287)	(47,049,922)

		Cents	Cents
Basic loss per share	34	(5.39)	(4.22)
Diluted loss per share	34	(5.39)	(4.22)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2026

		Consolidated
		30 June 2026	30 June 2025
	Note	$	$
ASSETS
Current assets
Cash and cash equivalents	8	63,672,558	67,408,215
Current receivables	9	9,410,151	9,868,388
Short-term investments	10	5,200,486	62,284,779
Other current assets	11	2,342,706	9,526,264
Derivative financial asset	12	—	9,242

Total current assets		80,625,901	149,096,888

Non-current assets
Other non-current assets	13	51,078	116,636
Plant and equipment	14	110,608	63,458
Intangibles	15	1,492,941	7,200,429
Right of use assets	22	986,701	506,023

Total non-current assets		2,641,328	7,886,546

TOTAL ASSETS		83,267,229	156,983,434

Current liabilities
Trade and other payables	17	13,411,441	10,634,558
Convertible note liability	19	—	1,104,878
Employee benefits	20	459,283	814,018
Lease liability	22	290,149	205,390

Total current liabilities		14,160,873	12,758,844

Non-current liabilities
Deferred tax liability	16	—	—
Other non-current liabilities	18	6,461,083	—
Employee benefits	21	326,853	265,891
Lease liability	22	757,377	314,914
Provisions		27,997	8,422

Total non-current liabilities		7,573,310	589,227

TOTAL LIABILITIES		21,734,183	13,348,071

NET ASSETS		61,533,046	143,635,363

EQUITY
Contributed equity	23	547,652,181	544,731,830
Reserves	24	34,677,264	42,984,855
Accumulated losses	24	(520,796,399)	(444,081,322)
Equity attributable to the owners of Immutep Limited		61,533,046	143,635,363

TOTAL EQUITY		61,533,046	143,635,363

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2026

	Contributed equity	Reserves	Accumulated losses	Total equity
	$	$	$	$
Balance at 30 June 2024	542,105,187	30,063,712	(382,647,157)	189,521,742

Other comprehensive income for the year, net of tax	—	14,384,243	—	14,384,243
Loss after income tax expense for the year	—	—	(61,434,165)	(61,434,165)

Total comprehensive income/(loss) for the year	—	14,384,243	(61,434,165)	(47,049,922)

Transactions with owners in their capacity as owners:
Employee share-based payment	—	1,163,543	—	1,163,543
Exercise of vested performance rights	2,626,643	(2,626,643)	—	—

Balance at 30 June 2025	544,731,830	42,984,855	(444,081,322)	143,635,363

Other comprehensive income for the year, net of tax	—	(5,503,724)	—	(5,503,724)
Loss after income tax expense for the year	—	—	(79,304,563)	(79,304,563)

Total comprehensive income/(loss) for the year	—	(5,503,724)	(79,304,563)	(84,808,287)

Transactions with owners in their capacity as owners:
Employee share-based payment	—	1,589,774	—	1,589,774
Exercise of vested performance rights	1,804,155	(1,804,155)	—	—
Conversion of convertible notes	1,116,196	(2,589,486)	2,589,486	1,116,196

Balance at 30 June 2026	547,652,181	34,677,264	(520,796,399)	61,533,046

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2026

		Consolidated
		30 June 2026	30 June 2025
	Note	$	$
Cash flows related to operating activities
Payments to suppliers and employees (inclusive of goods and services tax)		(76,594,579)	(69,931,891)
Cash receipts from grant income and government incentives		4,899,439	4,155,360
Cash receipts from license revenue		28,848,179	—
Repayment of upfront license fee		(14,264,868)	—
Other income		33,000	46,039
Interest received		3,514,531	3,716,331
Payment for interest expenses		(40,582)	(35,545)
Settlement of derivative financial instrument		(1,858,859)	—

Net cash outflows from operating activities	33	(55,463,739)	(62,049,706)

Cash flows related to investing activities
Proceeds from disposal of investments		61,584,449	50,523,621
Payments for plant and equipment	14	(92,930)	(45,769)
Payment for Intangible	15	—	(225,414)
Acquisition of investments		(5,000,000)	(88,785,648)
Payment of security deposit		(30,000)	—

Net cash inflows(outflows) from investing activities		56,461,519	(38,533,210)

Cash flows related to financing activities*
Share issue transaction costs payment		—	(254,455)
Principal elements of lease payments	22	(214,424)	(270,666)

Net cash inflows/(outflows) from financing activities		(214,424)	(525,121)

Net increase/(decrease) in cash and cash equivalents		783,356	(101,108,037)
Effect of exchange rate on cash and cash equivalent		(4,519,013)	6,726,105
Cash and cash equivalents at the beginning of the year		67,408,215	161,790,147

Cash and cash equivalents at the end of the year	8	63,672,558	67,408,215

*	Non-cash financing activities relate mainly to the following:

•	Fair value movement of convertible notes disclosed in Note 19 to the financial statements.

•	Exercise of vested performance rights for no cash consideration disclosed in Note 24 to the financial statements.

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. MATERIAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of the Company and its subsidiaries.

(a) Basis of preparation

These general-purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001. Immutep Limited is a for-profit entity for the purpose of preparing financial statements.

(i) Compliance with IFRS

The consolidated financial statements of the Immutep Limited Group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(ii) New standards and interpretations not yet adopted

Certain new accounting standards and amendments to accounting standards have been published that are not mandatory for 30 June 2026 reporting periods and have not been early adopted by the group. The group’s assessment of the impact of these new standards and amendments is set out below:

(a)

AASB 2024-2 Amendments to Australian Accounting Standards – Classification and Measurement of Financial Instruments [AASB 7 & AASB 9] (effective for annual periods beginning on or after 1 January 2026)

On 29 July 2024, the AASB issued targeted amendments to AASB 9 and AASB 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:

– clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

– clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

– add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and

– update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

Immutep Limited does not expect these amendments to have a material impact on its operations or financial statements.

(b)	AASB 18 Presentation and Disclosure in Financial Statements (effective for annual periods beginning on or after 1 January 2027)

AASB 18 will replace AASB 101 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though AASB18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial performance and providing management-defined performance measures within the financial statements.

Management is currently assessing the detailed implications of applying the new standard on the group’s consolidated financial statements. From the high-level preliminary assessment performed, the following potential impacts have been identified:

•

Although the adoption of AASB 18 will have no impact on the group’s results, the group expects that grouping items of income and expenses in the statement of comprehensive income into the new categories will impact how operating profit or loss is calculated and reported. From the high-level impact assessment that the group has performed, the following items might potentially impact operating profit or loss:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. MATERIAL ACCOUNTING POLICIES (CONTINUED)

(ii) New standards and interpretations not yet adopted (continued)

-

Foreign exchange differences currently aggregated in the line item ‘Net gain on foreign exchange’ in operating profit or loss might need to be disaggregated, with some foreign exchange gains or losses presented below operating profit.

-

AASB 18 has specific requirements on the category in which derivative gains or losses are recognised – which is the same category as the income and expenses affected by the risk that the derivative is used to manage. Although the group currently recognises some gains or losses in operating profit or loss and others in finance costs, there might be a change to where these gains or losses are recognised, and the group is currently evaluating the need for change.

•

The line items presented on the primary financial statements might change as a result of the application of the concept of ‘useful, structured summary’ and the enhanced principles on aggregation and disaggregation. In addition, since goodwill will be required to be separately presented in the Balance Sheet, the group will disaggregate goodwill and other intangible assets and present them separately in the Balance Sheet.

•

The group does not expect there to be a significant change in the information that is currently disclosed in the notes because the requirement to disclose material information remains unchanged; however, the way in which the information is grouped might change as a result of the aggregation/disaggregation principles. In addition, there will be significant new disclosures required for:

- management-defined performance measures;

- a break-down of the nature of expenses for line items presented by function in the operating category of the statement of comprehensive income – this break-down is only required for certain nature expenses; and

- for the first annual period of application of AASB 18, a reconciliation for each line item in the statement of comprehensive income between the restated amounts presented by applying AASB 18 and the amounts previously presented applying AASB 101.

•

From a cash flow statement perspective, there will be changes to how interest received, and interest paid are presented. Interest paid will be presented as financing cash flows and interest received as investing cash flows, which is a change from current presentation as part of operating cash flows.

The group will apply the new standard from its mandatory effective date of 1 January 2027. Retrospective application is required, and so the comparative information for the financial year ending 30 June 2027 will be restated in accordance with AASB 18.

(iii) New and amended standards adopted by the Group

The group has applied the following standards and amendments for the first time for its annual reporting period commencing 1 July 2025:

•	AASB 2023-5 Amendments to Australian Accounting Standards – Lack of Exchangeability [AASB 1, AASB 121 & AASB 1060] (effective for annual periods beginning on or after 1 January 2025)

The amendments listed above did not have any material impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods.

(iv) Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, financial assets and liabilities (including derivative financial instruments), which are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

(v) Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. MATERIAL ACCOUNTING POLICIES (CONTINUED)

(b) Principles of consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. Intercompany transactions, balances, and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(c) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

(d) Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is Immutep Limited’s functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss, except when they are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation. Foreign exchange gains and losses that relate to borrowings are presented in the statement of comprehensive income, within finance costs. All other foreign exchange gains and losses are presented separately in the statement of comprehensive income on a net basis.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss.

(iii)	Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•

income and expenses for each statement of comprehensive income are translated at average exchange rates over the relevant financial year (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. MATERIAL ACCOUNTING POLICIES (CONTINUED)

(d) Foreign currency translation (continued)

In the financial statements that include the foreign operation and the reporting entity (e.g. consolidated financial statements when the foreign operation is a subsidiary), such exchange differences shall be recognised initially in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

(e) Revenue recognition

Revenue is recognised when (or as) the Group satisfies a performance obligation by transferring a promised good or service to a customer. Revenue is presented net of GST, rebates, and discounts. Performance obligations are completed at a point in time and over time. Revenue is recognised for the major business activities of the Group as follows:

(i) License revenue

At present, the Group is in the research and development phase of operations and license revenue earned is through milestone payments by third party research collaborators based on the progress of their or the Group’s on-going clinical trials and research.

The Group recognizes revenues from license fees for intellectual property (IP) both at a point in time and over a period of time. The Group must make an assessment as to whether such a license represents a right-to-use the IP (at a point in time) or a right to access the IP (over time). Revenue for a right-to-use license is recognized by the Group when the licensee can use and benefit from the IP after the license term begins, e.g., the Group has no further obligations in the context of the out-licensing of a drug candidate or technology. A license is considered a right to access the intellectual property when the Group undertakes activities during the license term that significantly affect the IP, the customer is directly exposed to any positive or negative effects of these activities, and these activities do not result in the transfer of a good or service to the customer. Revenues from the right to access the IP are recognized on a straight-line basis over the license term.

Upfront payments allocated to performance obligations not yet satisfied are recorded as unearned revenue (contract liabilities) and recognised as or when the related performance obligations are satisfied. Where an upfront payment is refundable in specified circumstances, a refund liability is recognised for the consideration the Group expects to return, and revenue is recognised only to the extent it is highly probable a significant reversal will not occur. When the uncertainty associated with the variable consideration is subsequently resolved, the refund liability is updated at the end of each reporting period for changes in circumstances.

Milestone payments for research and development are contingent upon the occurrence of a future event and represent variable consideration. The Group’s management estimates at the contract’s inception that the most likely amount for milestone payments is zero. The most likely amount method of estimation is considered the most predictive for the outcome since the outcome is binary; e.g. achieving specific success in clinical development (or not). The Group includes milestone payments in the total transaction price only to the extent that it is highly probable that a significant reversal of accumulated revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The transaction price is allocated to separate performance obligations based on relative standalone selling prices. If the transaction price includes consideration that varies based on a future event or circumstance (e.g., the completion of a clinical trial phase), the Group would allocate that variable consideration (and any subsequent changes to it) entirely to one performance obligation if both of the following criteria are met:

•

The payment terms of the variable consideration relate specifically to the Group’s efforts to satisfy that performance obligation or transfer the distinct good or service (or to a specific outcome from satisfying that separate performance obligation).

•

Allocating the variable amount entirely to the separate performance obligation or the distinct good or service reflects the amount of consideration to which the Group expects to be entitled in exchange for satisfying that particular performance obligation or transferring the distinct good or service when considering all of the performance obligations and payment terms in the contract.

Variable consideration is only recognised as revenue when the related performance obligation is satisfied, and the Group determines that it is probable that there will not be a significant reversal of cumulative revenue recognised in future periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. MATERIAL ACCOUNTING POLICIES (CONTINUED)

(f) Other income

(i) Grant income

Grants from governments, including Australian Research and Development Rebates and France’s Crédit d’Impôt Recherche are recognised at their fair value when there is a reasonable assurance that the grant will be received, and that the Group will comply with all attached conditions. For the German research allowance programme (Forschungszulage), the Group has a limited history of completed claims and assessments. Entitlement to the allowance is dependent on certification of qualifying research and development activities by the Bescheinigungsstelle Forschungszulage (BSFZ) and the subsequent assessment of eligible expenditure and the amount of the allowance by the competent German tax authority. These assessments involve judgement and may be subject to review. Given the uncertainty regarding the timing and amount of claims ultimately recoverable, the Group recognises income from the Forschungszulage when the related claim has been assessed, and the amount receivable can be reliably determined. Government grants relating to operating costs are recognised in the Consolidated Statement of Comprehensive Income as grant income.

(ii) Research material sales

Income from the sale of materials supplied to other researchers in order to conduct further studies on LAG-3 technologies is recognised at a point in time when the materials are delivered, the legal title has passed, and the other party has accepted the materials.

(iii) Research collaboration income

Income from services provided in relation to undertaking research collaborations with third parties are recognised over time in the accounting period in which the services are rendered. Revenue is measured based on the consideration specified in the agreement or contract with a third party.

(g) Income tax

The income tax expense or benefit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill.

Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised, or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. MATERIAL ACCOUNTING POLICIES (CONTINUED)

(g) Income tax (continued)

Immutep Limited and its wholly owned Australian controlled entities have implemented the tax consolidation legislation. As a consequence, these entities are taxed as a single entity, and the deferred tax assets and liabilities of these entities are set off in the consolidated financial statements. Foreign subsidiaries are taxed individually by the respective local jurisdictions. For the purposes of preparation of the financial statements, the tax position of each entity is calculated individually and consolidated as consolidated tax entity.

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

(h) Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds it recoverable amount.

The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(i) Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

Term deposits with a maturity more than 3 months from the date of acquisition are presented as investments.

(j) Current receivables

Current receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. Collectability of current receivables is reviewed on an ongoing basis. Receivables which are known to be uncollectible are written off by reducing the carrying amount.

(k) Financial Instruments

Recognition and derecognition

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the relevant financial instrument and are measured initially at fair value adjusted for transaction costs, except for those carried at fair value through profit or loss, which are measured initially at fair value. Subsequent measurement of financial assets and financial liabilities are described below. Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled, or expires.

Classification and initial measurement of financial assets

All financial assets are initially measured at fair value adjusted for transaction costs (where applicable), except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with AASB 15.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. MATERIAL ACCOUNTING POLICIES (CONTINUED)

(k) Financial Instruments (continued)

Subsequent measurement of financial assets

For the purpose of subsequent measurement, financial assets are classified into the following categories upon initial recognition:

•	financial assets at amortised cost

•	financial assets at fair value through profit or loss

•	financial assets at fair value through other comprehensive income

Classifications are determined by both:

•	The entity’s business model for managing the financial asset

•	The contractual cash flow characteristics of the financial assets

All income and expenses relating to financial assets that are recognised in profit or loss are presented within finance costs, finance income or other financial items, except for impairment of trade receivables which is presented within other expenses.

Financial assets at amortised cost

Financial assets are measured at amortised cost if the assets meet the following conditions (and are not designated as FVPL):

•	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows

•	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding

•

after initial recognition, these are measured at amortised cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The Group’s cash and cash equivalents, trade and most other receivables fall into this category of financial instruments.

Financial assets at fair value through profit or loss (FVPL) and financial assets at fair value through other comprehensive income (FVOCI)

•	the Group holds derivative financial assets which have been classified as financial assets at fair value through profit or loss.

For derivative financial assets used to manage currency risks in an economic or natural hedge, the Group’s accounting policy is to classify the corresponding cash flows in the same category as the items denominated in a foreign currency, so that the cash flows are presented in the manner most appropriate to the business.

Impairment of financial assets

AASB 9 requires more forward-looking information to recognise expected credit losses - the ‘expected credit losses (ECL) model’. Accordingly, the impairment of financial assets including trade receivables is assessed using an expected credit loss model.

Classification and measurement of financial liabilities

The Group’s financial liabilities comprise trade and other payables, and convertible notes. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Group designated a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortised cost using the effective interest method except for convertible notes.

All interest-related charges and, if applicable, changes in an instrument’s fair value that are reported in profit or loss are included.

(l) Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. MATERIAL ACCOUNTING POLICIES (CONTINUED)

(m) Compound instruments

Convertible notes, including the attached options and warrants, issued to Ridgeback Capital Investments are accounted for as share based payments when the fair value of the instruments are higher than the consideration received, representing intangible benefits received from the strategic investor. The difference between the fair value and consideration received at issuance of the convertible notes and attached options and warrants is recognised immediately in profit and loss as a share-based payment charge.

If options or warrants contain a settlement choice between cash or shares, this settlement choice constitutes a compound feature of the convertible notes, which triggers the separation of debt and equity components to be accounted for separately. The liability component is measured at fair value at initial recognition and subsequent changes in fair value are recognised in profit and loss. The difference between the fair value of the convertible notes and the liability component at inception is accounted as an equity element and not remeasured subsequently.

Finance costs

Finance costs are expensed in the period in which they are incurred.

(n) Plant and equipment

Plant and equipment are stated at historical cost less depreciation less impairment (if any). Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation on tangible assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

- Computers – 3 years

- Plant and equipment – 3-5 years

- Furniture and fittings – 3-5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 14). Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss.

(o) Intangible assets

(i) Intellectual property

Costs incurred in acquiring intellectual property are capitalised and amortised on a straight-line basis over a period not exceeding the life of the patents, which averages 14 years. Where a patent has not been formally granted, the company estimates the life of the granted patent from the date of the provisional application.

Costs include only those costs directly attributable to the acquisition of the intellectual property. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 15).

(ii) Research and development

Research expenditure on internal projects is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure that could be recognised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other expenditures that do not meet these criteria are recognised as an expense as incurred.

As the Company has not met the requirement under the relevant standard (AASB 138) to recognise costs in relation to development, these amounts have been expensed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. MATERIAL ACCOUNTING POLICIES (CONTINUED)

(o) Intangible assets (continued)

Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight-line basis over its useful life.

(iii) Goodwill

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The excess of the consideration transferred and the amount of any non-controlling interests in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortised, but it is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(p) Employee benefits

(i) Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits and accumulating annual leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

(ii) Other long-term employee benefit obligations

The liabilities for long service leave and annual leave that are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are measured at the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments are recognised in profit or loss. The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(iii) Retirement benefit obligations

The Group does not maintain a Group superannuation plan. The Group makes fixed percentage contributions for all Australian resident employees to complying third party superannuation funds. The Group’s legal or constructive obligation is limited to these contributions. Contributions to complying third party superannuation funds are recognised as an expense as they become payable.

(iv) Share-based payments

Share-based compensation benefits are provided to employees via the Executive Incentive Plan (EIP). Information relating to these schemes is set out in Note 35.

The fair value of performance rights granted under the EIP are recognised as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted, which includes any market performance conditions and the impact of any non-vesting conditions but excludes the impact of any service and non-market performance vesting conditions.

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-marketing vesting conditions. It recognises the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. MATERIAL ACCOUNTING POLICIES (CONTINUED)

(p) Employee benefits (continued)

(v) Bonus plan

The Group recognises a liability and an expense for bonuses. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(q) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(r) Earnings per share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing:

•	the profit or loss attributable to owners of the Company

•

by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements if applicable in ordinary shares issued during the year. Bonus elements when applicable will be included in the calculation of the weighted average number of ordinary shares and will be retrospectively applied to the prior financial year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

•	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(s) Goods and Services Tax (GST) and other similar taxes

Revenues, expenses, and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

(t) Leases

The Group leases various offices and printer equipment. Rental contracts are typically made for fixed periods of 1 to 3 years and typically have extension options of 3 months to 1 year minimum at the discretion of either the Lessor or the Lessee. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. MATERIAL ACCOUNTING POLICIES (CONTINUED)

(t) Leases (continued)

Operating leases with a term of less than 12 months are considered as short-term leases and leases below threshold of A$12,000 are considered as low value leases. Payments associated with short-term leases, and all leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. During the financial year ended 30 June 2026, the expense recognised for short term leases was A$2,222 (2025:A$3,216) and the expense recognised for low value leases was A$4,748 (2025: A$5,580).

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less lease incentives receivable;

•	variable lease payments that are based on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable by the Group under residual value guarantees;

•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option; and

•	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using an incremental borrowing rate (as the interest rate implicit in the lease cannot be readily determined) as calculated by management at the commencement date and taking into consideration feedback from surveyed financial institutions on incremental borrowing rates available for the Group as a lessee and nature of each lease portfolio. Incremental borrowing rates are re-assessed on a half yearly basis and is deemed equivalent for the Group’s specific circumstances to a rate that an individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability;

•	any lease payments made at or before the commencement date less any lease incentives received;

•	any initial direct costs; and

•	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Extension and termination options are included in a number of property and equipment leases across the Group. These are used to maximise operational flexibility in terms of managing the assets used in the Group’s operations.

The Group does not provide residual value guarantees in relation to leases.

(u) Parent entity financial information

The financial information for the parent entity, Immutep Limited, disclosed in Note 36 has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i) Investments in subsidiaries

As disclosed in Note 36, non-current assets represent solely the investments of Immutep Limited, investments in its wholly owned subsidiaries. Investments in subsidiaries held by Immutep Limited are accounted for at cost in the separate financial statements of the parent entity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. MATERIAL ACCOUNTING POLICIES (CONTINUED)

(u) Parent entity financial information (continued)

(ii) Tax consolidation legislation

Immutep Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. The head entity, Immutep Limited, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a standalone taxpayer in its own right.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate for any current tax payable assumed by the head entity and are compensated by the head entity for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the head entity under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as current amounts receivable from or payable to other entities in the Group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

2. FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk), credit risk and liquidity risk. The Group’s overall financial risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.

The Group hedges its foreign exchange risk exposure forecast to arise from future commercial transactions and recognised assets and liabilities using natural hedging by holding currency that matches forecast expenditure in each of the major foreign currencies used (AUD, EUR, USD). The Group may use derivative financial instruments such as foreign exchange contracts to hedge certain risk exposures when the Group expects a major transaction in the currency other than the major foreign currencies used by the Group. The Group uses different methods to measure different types of financial risk to which it is exposed. These methods include sensitivity analysis and cash flow forecasting in the case of foreign exchange and aging analysis for credit risk.

Risk management is carried out by senior management under policies approved by the board of directors. Senior management identifies, evaluates, and hedges financial risks in close co-operation with other members of the Group’s operating units. The board approves the principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a) Market risk

Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar and Euro.

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting. Management has set up a policy, approved by the Board, to manage the Group’s exchange risk within the Group companies. The Group may hedge its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts or natural hedging.

The Group considers using forward exchange contracts to cover anticipated cash flows in USD and Euro periodically. The Group holds forward contract with major financial institutions. These instruments are classified as financial instruments at fair value through profit or loss in accordance with AASB 9.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. FINANCIAL RISK MANAGEMENT (CONTINUED)

The forward contracts are measured at fair value through profit or loss (FVTPL). Changes in fair value are recognised immediately in the consolidated statement of profit or loss. Forward exchange contracts were used solely to hedge the Euro/Australian dollar exposure on cash converted into Australian dollar term deposits to obtain a higher interest return and reconverted to Euro on maturity.

For the year ended 30 June 2026, the Group recognised a net loss of $1,868,101 (2025: a net gain of $9,242) arising from the change in fair value of forward exchange contracts not designated as hedging instruments.

The fair value of the forward contract is determined using observable market inputs (Level 2 of the fair value hierarchy, as explained in Note 2(d)), including forward exchange rates and interest rate curves.

This policy is reviewed by directors from time to time. There were no outstanding foreign exchange contracts as at 30 June 2026.

The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars, was as follows:

	30-June-26		30-Jun-25
	USD	EUR	USD	EUR
Cash in bank	23,447,867	705,824	10,472,161	1,872,038
Short term investment	—	—	12,500,366	—
Forward contract	—	—	—	18,528,000
Trade and other receivables	—	—	—	—
Trade and other payables	(316,172)	(114,611)	(1,777,611)	(25,164)
Other non-current liabilities	(6,461,083)	—	—	—

Sensitivity

Based on the financial assets and liabilities held at 30 June 2026, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the Group’s post-tax loss for the year would have been $1,667,061 lower /$1,667,061 higher (2025 - $2,119,492 lower /$2,119,492 higher).

Based on the financial instruments held at 30 June 2026, had the Australian dollar weakened/ strengthened by 10% against the Euro with all other variables held constant, the Group’s post-tax loss for the year would have been $59,121 lower/ $59,121 higher (2025 – $2,037,487 lower/ $2,037,487 higher), mainly as a result of foreign exchange gains/losses on translation of Euro denominated financial instruments. Any changes in post-tax loss will have an equivalent change to equity. Currently the Group’s exposure to other foreign exchange movements is not material.

(b) Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, short term investments and receivables. Cash and cash equivalents and short-term investments consist primarily of deposits with banks with only independently rated parties that have a minimum rating of ‘A’ according to reputable rating agencies. Receivables consist primarily of amounts recoverable from governments of Australia and France, where risk of non-recoverability is minimal.

Further, the credit quality of cash and cash equivalents, short term investments and receivables are neither past due nor impaired and can be assessed by reference to external credit ratings.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash to meet obligations when due. At the end of the reporting period the deposits at call and short-term deposits which mature within three months from acquisition comprise of $63,672,558 in aggregate (2025: $67,408,215) and are expected to readily generate cash inflows for managing liquidity risk.

Management monitors rolling forecasts of the Group’s liquidity reserve cash and cash equivalents (Note 8) on the basis of expected cash flows. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. FINANCIAL RISK MANAGEMENT (CONTINUED)

(c) Liquidity risk (continued)

As outlined in Note 3 the Company’s monitoring of its cash requirements extends to the consideration of potential capital raising strategies. The Company also engages actively with its institutional and retail investor base.

Maturities of financial liabilities

The tables below analyse the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities for:

Non-derivative financial liabilities

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities	Less than 12 months	Between 1 and 5 years	> 5 years	Total contractual cash flows	Carrying Amount
At 30 June 2026	$	$	$	$	$
Non-Derivatives
Trade and other payables	13,411,441	—	—	13,411,441	13,411,441
Other non-current liabilities	—	6,461,083	—	6,461,083	6,461,083
Lease liability	331,715	804,437	—	1,136,152	1,047,526

Total non-derivatives	13,743,156	7,265,520	—	21,008,676	20,920,050

	Less than 12 months	Between 1 and 5 years	> 5 years	Total contractual cash flows	Carrying Amount
At 30 June 2025	$	$	$	$	$
Non-Derivatives
Trade and other payables	10,634,558	—	—	10,634,558	10,634,558
Convertible note liability (refer note 19)	1,117,255	—	—	1,117,255	1,104,878
Lease liability	230,499	337,847	—	568,346	520,304

Total non-derivatives	11,982,312	337,847	—	12,320,159	12,259,740

(d) Fair value measurements

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 30 June 2026 and 30 June 2025 on a recurring basis:

At 30 June 2026, the Group did not hold any assets or liabilities measured at fair value.

Due to the nature of the short-term investments their carrying amounts at amortised cost of $5.2m are a reasonable approximation of their fair value at 30 June 2026.

At 30 June 2025	Level 1 $	Level 2 $	Level 3 $	Total $
Financial assets
Short-term investments	62,284,779	—	—	62,284,779
Derivative financial asset	—	9,242	—	9,242

Total financial assets	62,284,779	9,242	—	62,294,021

Financial liabilities
Convertible note liability	—	—	1,104,878	1,104,878

Total financial liabilities	—	—	1,104,878	1,104,878

Short term investments are measured at amortised cost, which is a reasonable approximation of their fair value as disclosed within the table.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. FINANCIAL RISK MANAGEMENT (CONTINUED)

(d) Fair value measurements (continued)

Level 1: The fair value of financial instruments trade in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

(i) Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date

•	The fair value of other financial instruments is determined using discounted cash flow analysis.

(ii) Fair value measurements using value techniques

•

At 30 June 2025, Level 2 consist of derivative financial asset. Level 3 financial instruments consisted of the convertible note liability (refer note 19); no Level 3 instruments were held at 30 June 2026.

3. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Grant income

Grant income is based on judgements of management when determining the amount of grant income to recognise based on an assessment of qualifying expenditure and relevant rules and regulations in each tax jurisdiction.

(b) Development expenditure

The consolidated entity has expensed all internal development expenditure incurred during the year as the costs relate to the initial expenditure for development of biopharmaceutical products and the generation of future economic benefits is not considered probable given the current stage of development. It was considered appropriate to expense the development costs as they did not meet the criteria to be capitalised under AASB 138 Intangible Assets.

(c) Liquidity

The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at 30 June 2026, the Group holds cash and cash equivalents of $63,672,558 (30 June 2025: $67,408,215). As at 30 June 2026, the Group also holds bank term deposits totalling $5,200,486 (30 June 2025: $62,284,779), which have been recognised as short-term investments (as opposed to “cash and cash equivalents”) due to having maturities of more than 3 months and less than 12 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (CONTINUED)

The Group is subject to risks common to companies in the biotechnology industry, including, but not limited to, risks of delays in initiating or continuing research programs and clinical trials, risks of failure of preclinical studies and clinical trials, the need to obtain marketing approval for any drug product candidate that it may identify and develop, the need to successfully commercialise and gain market acceptance of its product candidates, if approved, dependence on key personnel and collaboration partners, protection of proprietary technology, compliance with government regulations, the development of technological innovations by competitors, and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval prior to commercialisation. Even if the Company’s research and development efforts are successful, it is uncertain when, if ever, the Group will realise significant revenue from product sales.

The Group has historically been loss making, anticipates that it will continue to incur losses for the foreseeable future. The Group has funded these losses through a combination of equity financings, debt financings and various license and collaboration agreements, and it expects it will continue to do so until such time as it can generate significant revenue from product sales, or other commercial revenues, if ever, or through licensing and/or collaboration agreements for its drug candidates. Although management continues to pursue these plans, there is no assurance that the Group will be successful in obtaining sufficient funding on terms acceptable to the Group to fund continuing operations, if at all.

In line with the Group’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Group over the next 12 months. Based on this consideration, the directors are of the view that the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements were authorised for issuance and that it is appropriate for the financial statements to be prepared on a going concern basis.

Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of future funding initiatives such as potential business development opportunities, for example an out-licensing transaction, capital raising initiatives, and the control of variable spending on research and development activities of the Group.

(d) Assessment on the carrying value of intellectual property

Costs incurred in acquiring intellectual property are capitalised and amortised on a straight-line basis over a period not exceeding the life of the patents. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application. Costs include only those costs directly attributable to the acquisition of the intellectual property.

At each reporting date the Directors assess whether any indicators of impairment exist, having regard to the status and outcomes of the Group’s clinical development programmes, the Group’s development and commercialisation plans, and the relationship between the Group’s market capitalisation and the carrying amount of its net assets. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Accordingly, as commercial production has not yet commenced there is some judgment required in assessing the continued viability on the use of intellectual property. Refer to note 1.

(e) Investment in subsidiaries

Investments in subsidiaries held by Immutep Limited are accounted for at cost in the separate financial statements of the parent entity.

Given the current phase of operations, management has recognised these assets to the extent of the value of tangible assets and liabilities consisting of the following adjusting for any impairment loss:

•	Cash held with bank

•	Intellectual property

•	Accounts and other receivables, prepayments and payables with external parties

(f) Fair value estimates of convertible note

Fair value estimation of convertible note is included in the notes 1(m) and note 19 of the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. SEGMENT REPORTING

Identification of reportable operating segments

Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors, who is identified as the Chief Operating Decision Maker (CODM). The Group operates in one operating segment, Immunotherapy.

Operating segment information

30 June 2026	Immunotherapy $	Unallocated $	Consolidated $
Revenue
License revenue	14,556,923	—	14,556,923
Other Income
Research material sales	38,607	—	38,607
Grant income	5,338,572	—	5,338,572
Miscellaneous income	—	—	—
Net gain on foreign exchange	—	1,229,851	1,229,851
Interest income	—	3,005,047	3,005,047

Total revenue and other income	19,934,102	4,234,898	24,169,000

Result
Segment result	(81,592,146)	2,287,583	(79,304,563)

Loss before income tax expense	(81,592,146)	2,287,583	(79,304,563)

Income tax expense	—	—	—
Loss after income tax expense			(79,304,563)

Total segment assets	83,267,229	—	83,267,229

Total segment liabilities	21,734,183	—	21,734,183

30 June 2025	Immunotherapy $	Unallocated $	Consolidated $
Revenue
License revenue	—	—	—
Other Income
Research material sales	59,709	—	59,709
Grant income	4,974,823	—	4,974,823
Miscellaneous income	—	390	390
Net change in fair value movement	—	9,242	9,242
Interest income	—	5,287,209	5,287,209

Total revenue and other income	5,034,532	5,296,841	10,331,373

Result
Segment result	(65,020,504)	3,586,339	(61,434,165)

Loss before income tax expense	(65,020,504)	3,586,339	(61,434,165)

Income tax expense	—	—	—
Loss after income tax expense			(61,434,165)

Total segment assets	156,983,434	—	156,983,434

Total segment liabilities	13,348,071	—	13,348,071

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. REVENUE

	Consolidated
	30 June 2026	30 June 2025
	A$	A$
Licensing revenue	14,556,923	—

The Company received US$20m (A$28.8 million) upfront eftilagimod license fee from Dr Reddy’s in January 2026, of which US$2.7m (A$4.1 million) was recognised as revenue and US$17.3m (A$25.8 million) as unearned revenue in the Company’s Half-Year Report at 31 December 2025. Following discontinuation of TACTI-004, Immutep repaid US$10m (A$14.3 million) to Dr Reddy’s in June 2026, hence reducing the unearned revenue accordingly. During FY2026, Immutep fulfilled all performance obligations associated with upfront payment and therefore recognised US$10m (A$14.6 million) in total as revenue from the licensing and collaboration partner. No unearned revenue as at 30 June 2026. USD amounts are translated at the respective transaction-date exchange rates, which is why identical USD amounts appear at different AUD values.

6. EXPENSES

	Consolidated
	30 June 2026	30 June 2025
	$	$
Breakdown of expenses by nature
Research and development*	76,656,778	49,778,916
Employee benefits expenses	11,110,892	10,772,257
Amortisation of Intellectual property	2,145,620	2,086,441
Impairment of Intellectual property	3,090,650	—
Employee share-based payment expenses	1,589,774	1,163,543
Intellectual property management	1,764,249	1,642,847
Auditor’s remuneration	737,470	753,891
Depreciation	327,517	303,083
Other administrative expenses	4,103,298	3,554,058

Total Research & Development, Intellectual property and Corporate & administrative expenses	101,526,248	70,055,036

*	Research and development expense consists of expenditure incurred with third party vendors related to contract research and contract manufacturing activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. INCOME TAX

	Consolidated
(a)Income Tax Expense	30 June 2026 $	30 June 2025 $
Current tax
Current tax on results for the year	—	—

Total current tax expense	—	—

Deferred income tax
Increase/(Decrease) in deferred tax assets	(5,296,889)	3,797,425
(Increase)/Decrease in deferred tax liabilities	5,296,889	(3,797,425)

Total deferred tax benefit	—	—

Income tax expense	—	—

	Consolidated
	30 June 2026	30 June 2025
	$	$
(b)Numerical reconciliation of income tax expense to prima facie tax expense
Loss before income tax expense	(79,304,563)	(61,434,165)
Tax at the Australian tax rate of 25% (2025: 25%)	(19,826,141)	(15,358,541)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible share-based payments	397,444	290,886
Other non-deductible expenses	972,162	518,807
Non-assessable income	(823,871)	(1,252,948)
Capital raising fee (deductible over 5 years)	(572,938)	(675,897)
Difference in overseas tax rates*	10,439,687	9,520,599

	(9,413,657)	(6,957,094)
Net adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognised	9,413,657	6,957,094

Income tax expense	—	—

*	Difference in overseas tax rate is largely as a result of the corporate income tax rate of 10% applicable to the Immutep subsidiary in France for the financial year 2026 and 2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. INCOME TAX (CONTINUED)

(c) Tax Losses	Consolidated
	30 June 2026	30 June 2025
	$	$
Deferred tax assets for unused tax losses not recognised comprises:
Unused tax losses for which no deferred tax asset has been recognised	422,913,779	399,133,050

Potential tax benefit	62,835,821	61,624,110

The above potential tax benefit for tax losses has not been recognised in the consolidated balance sheet as the recovery of this benefit is not probable. There is no expiration date for the tax losses carried forward. The estimated amount of cumulative tax losses at 30 June 2026 was $422,913,779 (2025: $399,133,050). Utilisation of these tax losses is dependent on the parent entity and its subsidiaries satisfying certain tests at the time the losses are recouped and in generating future taxable profits against which to utilise the losses.

8. CURRENT ASSETS – CASH AND CASH EQUIVALENTS

	Consolidated
	30 June 2026	30 June 2025
	$	$
Cash on hand	224	286
Cash at bank	29,671,885	50,149,959
Cash on deposit	34,000,449	17,257,970

	63,672,558	67,408,215

The above cash and cash equivalent are held in AUD, USD, and Euro. Cash on deposits are presented as cash and cash equivalents if they have a maturity of three months or less from the date of acquisition. The interest rates on these deposits range from Nil to 4.95% in the financial year 2026 (2025: Nil to 4.2%).

9. CURRENT RECEIVABLES

	Consolidated
	30 June 2026	30 June 2025
	$	$
GST and VAT receivables	633,255	1,691,579
Receivable for grant income and other refundable tax	8,557,022	8,169,349
Accounts receivables	219,874	7,460

	9,410,151	9,868,388

Due to the short-term nature of these receivables, the carrying value is assumed to be their fair value at 30 June 2026. No receivables were impaired or past due.

10. SHORT-TERM INVESTMENTS

	Consolidated
	30 June 2026	30 June 2025
	$	$
Term Deposits	5,200,486	62,284,779

	5,200,486	62,284,779

The above short-term investments are held in AUD (2025: AUD, USD and EUR). Term deposits are presented as short-term investments if they have a maturity of more than 3 months and not more than 12 months from the date of acquisition. The interest rates on these deposits range from 1.85% to 5% in the financial year 2026 (2025: 2.45% to 5%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. OTHER CURRENT ASSETS

	Consolidated
	30 June 2026	30 June 2025
	$	$
Prepayments	2,118,663	8,521,495
Security deposit	10,820	12,639
Accrued income	213,223	992,130

	2,342,706	9,526,264

Prepayments are largely in relation to prepaid insurance and prepaid expenses to organisations involved in the clinical trials.

12. DERIVATIVE FINANCIAL ASSET

	Consolidated
	30 June 2026	30 June 2025
	$	$
Opening fair value asset	9,242	—
Net change in fair value recognised in profit or loss	(1,868,101)	9,242
Net cash settlement on maturity	1,858,859	—

Closing fair value asset	—	9,242

The Group held structured foreign currency deposits via foreign currency forward contracts to manage exposure to exchange rate fluctuations. These deposits offer enhanced returns linked to the performance of specified currency pairs and may include embedded derivative features.

These derivatives are not designated in hedge relationships and are therefore classified as non-hedging and are measured at fair value. The forward exchange contract outstanding at 30 June 2025 matured on 28 April 2026 and was settled during the year. No forward exchange contracts were outstanding at 30 June 2026.

13. OTHER NON-CURRENT ASSETS

	Consolidated
	30 June 2026	30 June 2025
	$	$
Prepayments	—	89,720
Security deposits	51,078	26,916

	51,078	116,636

Prepayments are largely in relation to prepaid expenses to organisations involved in clinical trials.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. NON-CURRENT ASSETS – PLANT AND EQUIPMENT

	Plant and Equipment	Computers	Furniture and fittings	Total
	$	$	$	$
At 30 June 2024
Cost	504,844	206,836	43,477	755,157
Accumulated depreciation	(477,563)	(177,372)	(37,077)	(692,012)

Net book amount	27,281	29,464	6,400	63,145

Year ended 30 June 2025
Opening net book amount	27,281	29,464	6,400	63,145
Exchange differences	1,756	1,595	359	3,710
Additions	25,104	20,665	—	45,769
Disposals	(1,193)	—	—	(1,193)
Depreciation charge	(22,764)	(19,591)	(5,618)	(47,973)

Closing net book amount	30,184	32,133	1,141	63,458

At 30 June 2025
Cost	532,006	230,125	44,240	806,371
Accumulated depreciation	(501,822)	(197,992)	(43,099)	(742,913)

Net book amount	30,184	32,133	1,141	63,458

Year ended 30 June 2026
Opening net book amount	30,184	32,133	1,141	63,458
Exchange differences	(1,604)	(1,280)	(11)	(2,895)
Additions	53,532	39,398	—	92,930
Disposals	—	(313)	—	(313)
Depreciation charge	(16,924)	(24,518)	(1,130)	(42,572)

Closing net book amount	65,188	45,420	—	110,608

At 30 June 2026
Cost	583,254	267,407	44,154	894,815
Accumulated depreciation	(518,066)	(221,987)	(44,154)	(784,207)

Net book amount	65,188	45,420	—	110,608

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. NON-CURRENT ASSETS – INTANGIBLES

	Intellectual Property	Goodwill	Total
	$	$	$
Year ended 30 June 2025
Opening net book amount	8,130,975	109,962	8,240,937
Exchange differences	820,519	—	820,519
Additions	225,414	—	225,414
Amortisation Charge	(2,086,441)	—	(2,086,441)

Closing net book amount	7,090,467	109,962	7,200,429

At 30 June 2025
Cost	29,416,552	109,962	29,526,514
Accumulated amortisation	(22,326,085)	—	(22,326,085)

Net book amount	7,090,467	109,962	7,200,429

Year ended 30 June 2026
Opening net book amount	7,090,467	109,962	7,200,429
Exchange differences	(471,218)	—	(471,218)
Amortisation charge	(2,145,620)	—	(2,145,620)
Impairment	(3,090,650)	—	(3,090,650)

Closing net book amount	1,382,979	109,962	1,492,941

At 30 June 2026
Cost	27,214,874	109,962	27,324,836
Accumulated amortisation and impairment	(25,831,895)	—	(25,831,895)

Net book amount	1,382,979	109,962	1,492,941

Amortisation methods, useful lives and impairment

The Group amortises intangible assets with a limited useful life using the straight-line method. The Group’s intellectual property assets comprise acquired patents related to its LAG-3 product candidates, which are amortised over their remaining legal life (13–14 years from acquisition) and will be fully amortised by the time those patents expire. Costs incurred in further developing the intellectual property subsequent to its initial acquisition, including research and development and the costs of obtaining and maintaining subsequent patents, are expensed as incurred in accordance with AASB 138, as the criteria for capitalisation are not met at the current stage of development. The Group maintains a broader patent portfolio, including newer patents directed to novel combination therapies with efti and a proprietary assay used in the GMP manufacture of efti. This portfolio provides protection well beyond the life of the acquired patents. Biologics, if approved, may also benefit from regulatory exclusivity independent of patent protection.

In March 2026, the Independent Data Monitoring Committee (IDMC) for the TACTI-004 Phase III study evaluating efti in patients in first-line non-small cell lung cancer recommended the discontinuation of the trial following a planned interim futility analysis conducted in accordance with the study protocol, based on a review of the available safety and efficacy data. In response to the IDMC’s recommendation, enrolment in the study was halted and the Group commenced an orderly wind-down of the study, including appropriate patient follow-up and site close-out in accordance with regulatory and ethical obligations. Accordingly, the Group recognised A$3.1 million non-cash impairment charge during the year ended 30 June 2026 on the remaining carrying value on its intellectual property intangible asset relating to the acquired patents for efti from the acquisition of Immutep SAS in 2014. No other indicators of impairment were identified on the remaining patents, license and goodwill held under intangible asset amounting to $1.49 million for the year ended 30 June 2026.

An impairment loss has been recognised for the remaining carrying amount of the cited patent as the discontinuation of TACTI-004 and the associated fall in share price are regarded as impairment indicators in accordance with the requirements of the applicable accounting standards and the Group’s accounting policy. Notwithstanding the impairment recognised under accounting standards, the Group has not abandoned efti in light of positive data from studies involving efti prior to TACTI-004, and continued third party interest in further studies. The Directors will continue to evaluate the appropriate potential next steps in the development of efti in light of findings from the root cause analysis which is still in progress at the time of this report. See Notes 1(h), 3(d) and 4 for the accounting policy on impairment of assets and segment information, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. DEFERRED TAX BALANCES

(i) Deferred tax assets

The balance comprises temporary differences attributable to:

	Consolidated
	30 June 2026	30 June 2025
	$	$
Employee benefits	118,159	132,933
Unrealised exchange loss	2,973,710	—
Accruals	1,861,214	265,728
Unused/(recouped) tax loss	(4,812,522)	5,038,789
Set-off of deferred tax liabilities pursuant to set-off provisions	(140,561)	(5,437,450)

Net Deferred tax assets	—	—

(ii) Deferred tax liabilities

The amount of deferred tax liability represents the temporary difference that arose on the recognition of Intangibles recorded in the subsidiary Company in France. This has been set-off against deferred taxes in the subsidiary Company, accordingly, reducing the unrecognised tax losses for both the France subsidiary and the consolidated Group. The balance comprises temporary differences attributable to:

	Consolidated
	30 June 2026	30 June 2025
	$	$
Intangible assets	113,450	681,933
Unrealised exchange gain	—	4,688,663
Accrued income	27,111	66,854
Total deferred tax liabilities	140,561	5,437,450
Set-off of deferred tax liabilities pursuant to set-off provisions	(140,561)	(5,437,450)

Net Deferred tax liabilities	—	—

(iii) Movements in deferred tax balances

	Deferred Tax Asset	Deferred Tax Liability	Total
Movements	$	$	$
At 30 June 2025	5,437,450	(5,437,450)	—
(Charged)/credited to profit or loss	(5,296,889)	5,296,889	—

At 30 June 2026	140,561	(140,561)	—

17. CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

	Consolidated
	30 June 2026	30 June 2025
	$	$
Trade payables	5,886,921	5,533,659
Accruals	7,214,082	4,653,950
Other payables	310,438	446,949

	13,411,441	10,634,558

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. OTHER NON-CURRENT LIABILITIES

Consolidated
	30 June 2026	30 June 2025
	$	$
Accruals*	6,461,083	—

	6,461,083	—

*

These accruals relate solely to expenditures fully incurred as at 30 June 2026 and relate to contract manufacturing activities with a third party vendor. The Group has agreed with this third party vendor to utilise the deferred payment option under their contractual agreement with extended payment terms of up to 30 months with contractual interest rate of 5% per annum from the date of receipt of supplier invoice.

19. CURRENT LIABILITIES – CONVERTIBLE NOTE

	Consolidated
	30 June 2026	30 June 2025
Convertible Note	$	$
Current liabilities	—	1,104,878
Non-current liabilities	—	—

	—	1,104,878

	Consolidated
	30 June 2026	30 June 2025
	$	$
Convertible note at fair value at beginning of reporting period	1,104,878	960,763
Transfer to contributed equity on conversion of Convertible Notes	(532,990)	—
Transfer to accumulated losses on conversion of Convertible Notes	(583,206)	—
Net change in fair value	11,318	144,115

Convertible note at fair value at end of reporting period	—	1,104,878

On 11 May 2015, the Company entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Company for cash consideration totalling $13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on 31 July 2015.

The 13,750,828 Convertible Notes issued in 2015 had a face value of $1.00 per note and accrued interest at a rate of 3% per annum. Until their conversion in full on 18 July 2025 they were convertible at a price of approximately $0.15 per share (adjusted for post share consolidation and the applicable anti-dilution clause) .

Details of the warrants granted together with the convertible note at initial recognition date are as follows:

•	8,475,995 warrants were granted which were exercisable at a price of A$0.025 per share on or before 4 August 2025

•	371,445,231 warrants were granted which were exercisable at a price of A$0.0237 per share on or before 4 August 2020

All warrants could be settled on a gross or net basis, and the number of warrants or exercise price would be adjusted for a pro rata issue of shares, a bonus issue or capital re-organisation. The Warrants did not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

During FY2021, 75% of the Convertible Notes were converted to ordinary shares. These occurred in three tranches of 25% each between March 2021 and June 2021. During FY2022, a further 12.5% of the original Convertible Notes were converted to ordinary shares in March 2022. During FY2023, a further 6.25% of the original Convertible Notes were converted to ordinary shares in October 2022. On 18 July 2025, the remaining 6.25% of the Convertible Notes were all converted to 7,441,304 ordinary shares at conversion price of $0.15 per share in accordance with the terms of the subscription agreement. All converted notes have been converted to ordinary shares with A$nil consideration per the original Subscription Agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. CURRENT LIABILITIES - CONVERTIBLE NOTE (CONTINUED)

As a result of the 10 to 1 share consolidation in November 2019, the above cited warrants were restated in accordance with the subscription agreement. The exercise prices were adjusted for subsequent capital raising during the previous financial periods under the anti-dilution clause of share purchase agreements.

The warrant expiry dates remained unchanged. The restated terms were as follows:

•	847,600 warrants with an exercise price of A$0.24 per share (exercised on 18 July 2025).

•	37,144,524 warrants with an exercise price of A$0.235 per share (lapsed unexercised on 4 August 2020).

All warrants specified above have either been exercised or lapsed in the time up to 30 June 2026. 847,600 warrants with an exercise price of A$0.24 per share were net settled on 18 July 2025 as a result 33,904 ordinary shares were issued.

Fair value of convertible notes

The following assumptions were used to determine the initial fair value of the debt component of the convertible note which were based on market conditions that existed at the grant date:

Assumption	Convertible notes	Rationale
Historic volatility	85.0%	Based on the Company’s historical volatility data
Share price	$0.051	Closing market share price on 31 July 2015
Risk free interest rate	2.734%	Based on Australian Government securities yields which match the term of the convertible note
Risk adjusted interest rate	15.0%	An estimate of the expected interest rate of a similar non-convertible note issued by the company
Dividend yield	0.0%	Based on the Company’s nil dividend history

The fair value of the convertible note was allocated between the note liability component of the convertible note and equity which represents the conversion feature. The note liability component of the convertible note was initially recorded at fair value of $4.4m, based on the present value of the contractual cash flows of the note discounted at 15%. The remaining value of the convertible note was allocated to the conversion feature and recognised as equity.

After initial recognition, there were six subsequent conversions of convertible notes in total as follows:

Conversion of 3,437,707 convertible notes on 18 March 2021 (25%)

Conversion of 3,437,707 convertible notes on 14 May 2021 (25%)

Conversion of 3,437,707 convertible notes on 7 June 2021 (25%)

Conversion of 1,718,853 convertible notes on 14 March 2022 (12.5%)

Conversion of 859,427 convertible notes on 14 October 2022 (6.25%)

Conversion of 859,427 convertible notes on 18 July 2025 (6.25%)

No convertible notes remain outstanding as at 30 June 2026.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. CURRENT LIABILITIES - CONVERTIBLE NOTE (CONTINUED)

	Note Liability $	Conversion feature – Equity $
Fair value at issuance	4,419,531	41,431,774

Fair value movements	6,286,075	—

Conversion to ordinary shares	(10,705,606)	(41,431,774)

Balance at 30 June 2026	—	—

20. CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	30 June 2026	30 June 2025
	$	$
Annual leave	459,283	814,018

The current provision for employee benefits is in relation to accrued annual leave and covers all unconditional entitlements where employees have completed the required period of service. The entire amount of the provision is presented as current, since the Group does not have an unconditional right to defer settlement for any of these obligations.

21. NON-CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	30 June 2026	30 June 2025
	$	$
Long service leave	282,107	230,441

Provision for retirement payment	44,746	35,450

	326,853	265,891

22. LEASES

The consolidated balance sheet shows the following amount relating to leases:

Right-of-use Assets	Consolidated
	30 June 2026	30 June 2025
	$	$
Buildings	986,701	506,023

	986,701	506,023

Lease Liabilities	Consolidated
	30 June 2026	30 June 2025
	$	$
Current	290,149	205,390
Non-current	757,377	314,914

Total Lease Liabilities	1,047,526	520,304

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22. LEASES (CONTINUED)

The recognised “Right of Use” (ROU) assets are comprised solely of property leases in Germany and France. Movements during the financial year ended 30 June 2026 and 30 June 2025 are as follows:

ROU asset	A$
Closing balance of ROU asset as at 1 July 2024	616,578
Lease addition and modification for the financial year ended 30 June 2025	138,563
Lease disposals for the financial year ended 30 June 2025	—
Depreciation for the financial year ended 30 June 2025	(255,110)
Foreign exchange differences	5,992

Closing balance of ROU asset as at 30 June 2025	506,023

Closing balance of ROU asset as at 1 July 2025	506,023
Lease addition and modification for the financial year ended 30 June 2026	848,726
Lease disposals for the financial year ended 30 June 2026	(23,021)
Depreciation for the financial year ended 30 June 2026	(284,945)
Foreign exchange differences	(60,082)

Closing balance of ROU asset as at 30 June 2026	986,701

For the year ended 30 June 2026 and 30 June 2025, movement of lease liabilities and aging presentation are as follows:

Lease Liabilities Reconciliation	Consolidated 30 June 2026 $	Consolidated 30 June 2025 $
Opening Balance	520,304	633,028
Lease additions and modifications	776,566	130,405
Interest charged for the year	44,817	36,283
Disposals	(24,371)	—
Principal paid for the year	(214,424)	(270,666)
Interest expense paid for the year	(40,582)	(36,759)
Foreign exchange adjustments	(14,784)	28,013

Closing Balance	1,047,526	520,304

Maturities of Lease Liabilities

Lease Liabilities	Less than 1 year $	Between 1 and 2 years $	Between 2 and 5 years $	Over 5 years $	Total contractual cashflows $	Carrying amount $
2026	331,715	360,027	444,410	—	1,136,152	1,047,526
2025	230,499	158,259	179,588	—	568,346	520,304

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23. EQUITY – CONTRIBUTED

			Consolidated
			30 June 2026 $	30 June 2025 $
Fully paid ordinary shares	23	(a)	537,990,227	535,069,876
Options over ordinary shares – listed			9,661,954	9,661,954

			547,652,181	544,731,830

(a)	Ordinary shares

	Note		30 June 2026		30 June 2025
			No.	$	No.	$
At the beginning of reporting period			1,460,389,575	535,069,876	1,452,612,290	532,443,233
Conversion of Convertible Notes	23	(b)	7,441,304	1,116,196	—	—
Conversion of Warrants	23	(b)	33,904	—	—	—
Transaction costs relating to share issues			—	—	—	—
Exercise of performance rights - (shares issued during the year)	23	(b)	5,856,523	1,804,155	7,777,285	2,626,643

At reporting date			1,473,721,306	537,990,227	1,460,389,575	535,069,876

(b)	Shares issued

2026 Details	Number	Issue Price $	Total $
Conversion of Convertible Notes	7,441,304	0.15	1,116,196
Conversion of Warrants	33,904	—	—
Performance rights exercised (transfer from share-based payment reserve)	5,856,523	0.31	1,804,155

	13,331,731		2,920,351

2025 Details	Number	Issue Price $	Total $
Performance rights exercised (transfer from share-based payment reserve)	7,777,285	0.34	2,626,643

	7,777,285		2,626,643

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held.

The fully paid ordinary shares have no par value, and the company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23. EQUITY – CONTRIBUTED (CONTINUED)

Options

Information relating to the Company’s Executive Incentive Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the reporting period, is set out in note 35.

Unlisted options

There were no unlisted options on issue as at 30 June 2026. The balance as at 30 June 2025 is set out in the table below.

Expiration Date	Exercise Price	Number
4 August 2025	$0.24	847,600

		847,600

Share buy-back

There is no current on-market share buy-back.

Capital risk management

The consolidated entity’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that the entity can continue to pursue its clinical program to grow the entity’s underlying value and maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the consolidated entity may return capital to shareholders, and or issue new shares.

The consolidated entity would look to raise capital when an opportunity to invest in a business or company was seen as value adding relative to the current parent entity’s share price at the time of the investment. The consolidated entity is not actively pursuing additional investments in the short term as it continues to grow its existing business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. EQUITY – RESERVES AND RETAINED EARNINGS

	Consolidated
	30 June 2026	30 June 2025
	$	$
(a) Reserves
Options issued reserve	19,116,205	19,116,205
Conversion feature of convertible note reserve	—	2,589,486
Foreign currency translation reserve	11,303,835	16,807,559
Share-based payments reserve	4,257,224	4,471,605

	34,677,264	42,984,855

Movements in options issued reserve were as follows:
Opening balance and closing balance	19,116,205	19,116,205
Movements in conversion feature of convertible note reserve
Opening balance	2,589,486	2,589,486
Transfer to accumulated losses on conversion of Convertible Notes	(2,006,280)	—
Transfer to contributed equity on conversion of Convertible Notes	(583,206)	—

Closing balance	—	2,589,486

Movements in foreign currency translation reserve were as follows:
Opening balance	16,807,559	2,423,316
Currency translation differences arising during the year	(5,503,724)	14,384,243

Closing balance	11,303,835	16,807,559

Movements in share-based payments reserve were as follows:
Opening balance	4,471,605	5,934,705
Options and performance rights expensed during the year	1,589,774	1,163,543
Exercise of vested performance rights transferred to contributed equity	(1,804,155)	(2,626,643)

Closing balance	4,257,224	4,471,605

	Consolidated
	30 June 2026	30 June 2025
	$	$
(b) Accumulated losses
Movements in accumulated losses were as follows:

Opening balance	(444,081,322)	(382,647,157)
Loss after income tax expense for the year	(79,304,563)	(61,434,165)
Transfer from conversion feature of convertible note reserve on conversion of convertible notes	2,006,280	—
Transfer from convertible note liability on conversion of convertible notes	583,206	—

Closing balance	(520,796,399)	(444,081,322)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. EQUITY – RESERVES AND RETAINED EARNINGS (CONTINUED)

(i) Conversion feature of convertible note reserve

This amount relates to the conversion feature of the convertible note issued to Ridgeback Capital Investments which has been measured at fair value at the time of issue as required by AASB 2.

(ii) Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entities are recognised in other comprehensive income as described in note 1 and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

(iii) Share-based payments reserve

The share-based payments reserve is used to recognise the grant date fair value of options and performance rights issued to employees and other parties but not exercised. For a reconciliation of movements in the share-based payment reserves refer to note 35.

25. EQUITY – DIVIDENDS

There were no dividends paid or declared during the current or previous financial year.

26. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors and key management personnel compensation

	Consolidated
	30 June 2026	30 June 2025
	$	$
Short-term employee benefits	3,396,698	3,401,189
Long-term employee benefits	15,853	17,028
Post-employment benefits	96,539	81,223
Share-based payments	1,453,432	905,305

	4,962,522	4,404,745

Further remuneration disclosures are set out in the audited Remuneration Report within the Directors’ Report on pages 17 to 31.

(b) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

There were no options provided as remuneration during the financial year ended 30 June 2026 and 30 June 2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(b) Equity instrument disclosures relating to key management personnel (continued)

(ii) Shareholding

The numbers of shares in the Company held during the financial year by each director of the Company and other key management personnel of the Group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

(iii)	Ordinary Share holdings

2026	Balance at start of the year	Received during the year on exercise of performance rights	Received during the year on the exercise of options	Other changes during the year#	Balance at end of the year
Ordinary shares
Dr R Howard	1,417,977	300,000	—	—	1,717,977
Mr P Meyers	3,663,284	388,889	—	—	4,052,173
Mr M Voigt	13,676,945	1,200,000	—	—	14,876,945
Dr F Triebel	10,453,764	900,000	—	—	11,353,764
Ms L Boyce	256,621	166,667	—	—	423,288
Ms D Miller	2,467,305	600,000	—	(200,000)	2,867,305
Mr C Mueller	3,307,382	466,666	—	—	3,774,048
Dr S Winckels	—	92,935	—	—	92,935

Total ordinary shares	35,243,278	4,115,157	—	(200,000)	39,158,435

ADRs
Mr M Voigt	45	—	—	—	45
Dr F Triebel	17,061	—	—	—	17,061

Total ADR	17,106	—	—	—	17,106

#	Other changes during the year include market acquisitions and/or disposals.

(iv) Option holdings

There were no options held and no movements during the financial year ended 30 June 2026.

(v) Performance rights holdings

The number of performance rights over ordinary shares in the parent entity held during the financial year by each director of the parent entity and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

2026	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Performance rights over ordinary shares
Dr R Howard	100,000	1,573,646	(300,000)	—	1,373,646	—	1,373,646
Mr P Meyers	777,778	2,058,631	(388,889)	—	2,447,520	—	2,447,520
Mr M Voigt	4,800,000	—	(1,200,000)	—	3,600,000	—	3,600,000
Dr F Triebel	3,600,000	—	(900,000)	—	2,700,000	—	2,700,000
Ms L Boyce	333,334	707,232	(166,667)	—	873,899	—	873,899
Ms D Miller	2,400,000	—	(600,000)	—	1,800,000	—	1,800,000
Mr C Mueller	1,866,666	—	(466,666)	—	1,400,000	—	1,400,000
Dr S Winckels	—	758,059	(92,935)	—	665,124	—	665,124

	13,877,778	5,097,568	(4,115,157)	—	14,860,189	—	14,860,189

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27. REMUNERATION OF AUDITORS

During the year, the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms.

	Consolidated
	30 June 2026	30 June 2025
	$	$
PricewaterhouseCoopers Australia
Audit and review of the financial report	737,470	736,373
Other audit and assurance services in relation to regulatory filings overseas	—	—
Other auditors
Audit of the local statutory accounts overseas	—	17,518

Total remuneration of Auditors	737,470	753,891

28. CONTINGENT LIABILITIES

There were no material contingent liabilities in existence at 30 June 2026 and 30 June 2025.

29. COMMITMENTS FOR EXPENDITURE

There were no material commitments for expenditure in existence at 30 June 2026 and 30 June 2025.

30. RELATED PARTY TRANSACTIONS

Parent entity

Immutep Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 31.

Key management personnel

Disclosures relating to key management personnel are included in the notes 26 and 35.

Transactions with related parties

No transactions occurred with related parties for the financial year ended 30 June 2026 and 30 June 2025, other than the remuneration of Directors and other key management personnel.

Receivable from and payable to related parties

There were no trade receivables from or trade payables due to related parties at the reporting date.

Loans to/from related parties

There were no loans to or from related parties at the reporting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31. SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities, and results of the following subsidiaries in accordance with the accounting policy described in note 1:

	Country of incorporation	Class of Shares	Equity holding
			30 June 2026	30 June 2025
			%	%
Immutep, U.S., Inc.	USA	Ordinary	100	100
Prima BioMed Middle East FZ LLC	UAE	Ordinary	100	100
Immutep GmbH	Germany	Ordinary	100	100
Immutep Australia Pty Ltd	Australia	Ordinary	100	100
Immutep IP Pty Ltd	Australia	Ordinary	100	100
Immutep S.A.S.	France	Ordinary	100	100

32. EVENTS OCCURRING AFTER THE REPORTING DATE

No matter or circumstance has arisen since 30 June 2026, that has significantly affected the Group’s operations, results, or state of affairs, or may do so in future years.

33. RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

	Consolidated
	30 June 2026	30 June 2025
	$	$
Loss after income tax expense for the year	(79,304,563)	(61,434,165)
Adjustments for:
Depreciation and amortisation	2,473,137	2,389,524
Impairment of intangible assets	3,090,650	—
Loss on disposal of plant and equipment	313	1,186
Loss on disposal of right-of-use assets	2,789	—
Share-based payments	1,589,774	1,163,543
Net exchange difference	(1,781,246)	3,165,899
Net change in fair value of forward contract	1,868,101	(9,242)
Net change in fair value of convertible note liability	11,318	144,115
Change in operating assets and liabilities:
Decrease/(Increase) in current receivables	458,237	(2,518,092)
Decrease/(Increase) in other operating assets	7,183,558	(6,211,030)
Increase in trade and other payables	2,776,883	1,072,393
Increase in other non-current liabilities	6,461,083	—
(Decrease)/Increase in employee benefits provision	(293,773)	186,163

Net cash used in operating activities	(55,463,739)	(62,049,706)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34. EARNINGS PER SHARE

	Consolidated
	30 June 2026	30 June 2025
	$	$
Loss after income tax attributable to the owners of Immutep Limited	(79,304,563)	(61,434,165)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share (EPS)	1,471,576,261	1,455,818,442
Weighted average number of ordinary shares used in calculating diluted earnings per share (EPS)	1,471,576,261	1,455,818,442

	Cents	Cents
Basic earnings per share	(5.39)	(4.22)
Diluted earnings per share	(5.39)	(4.22)

Information concerning other notes and options issued:

The following table summarises the convertible notes, performance rights, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

	30 June 2026 Number	30 June 2025 Number
Unlisted options*	—	847,600
Convertible notes	—	7,432,958
Non-executive director performance rights	4,695,065	1,211,112
Performance rights	11,994,156	16,237,064

*	This is related to warrant associated with convertible notes, please refer to note 19 for more details.

35. SHARE-BASED PAYMENTS

(a) Executive Incentive Plan (EIP)

Equity incentives are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2024 Annual General Meeting. In light of our increasing operations globally the Board reviewed the Company’s incentive arrangements to ensure that it continued to retain and motivate key executives in a manner that is aligned with members’ interests.

As a result of that review, an ‘umbrella’ EIP was adopted to which eligible executives are granted performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and reflect the importance of attracting and retaining key management talent. The Company endeavours to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in France, Germany, and Australia. The company grants Short Term Incentives (STIs) and Long-Term Incentives (LTIs) under the EIP. All the performance rights granted under the Executive Incentive Plan (EIP) are, once vested, exercisable into ordinary shares with nil exercise price. The weighted average remaining contractual life of performance rights outstanding at the end of the period was 3.59 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35. SHARE-BASED PAYMENTS (CONTINUED)

(a) Executive Incentive Plan (EIP) (continued)

Set out below are summarises of all STI and LTI performance rights granted under the EIP excluding the performance rights issued to non-executive directors:

Financial year ended 30 June 2026

Grant date	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
26 November 2021	0.490	1,200,000	—	(1,200,000)	—	—	—
26 November 2021	0.490	1,500,000	—	(1,500,000)	—	—	—
1 December 2021	0.290	966,666	—	(966,666)	—	—	—
16 December 2022	0.330	1,112,334	—	(1,112,334)	—	—	—
31 January 2024	0.350	258,064	—	(129,032)	—	129,032	—
22 November 2024	0.305	2,700,000	—	—	—	2,700,000	—
22 November 2024	0.305	3,600,000	—	—	—	3,600,000	—
22 November 2024	0.305	3,200,000	—	—	—	3,200,000	—
5 December 2024	0.310	1,700,000	—	—	—	1,700,000	—
13 October 2025	0.290	—	758,059	(92,935)	—	665,124	—

		16,237,064	758,059	(5,000,967)	—	11,994,156	—

The weighted average share price on the exercising date during the financial year 2026 was $0.26.

Financial year ended 30 June 2025

Grant date	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
26 November 2021	0.490	3,600,000	—	(2,400,000)	—	1,200,000	—
26 November 2021	0.490	4,500,000	—	(3,000,000)	—	1,500,000	—
1 December 2021	0.290	1,933,333	—	(966,667)	—	966,666	—
16 December 2022	0.330	1,112,334	—	—	—	1,112,334	834,250
31 January 2024	0.350	1,343,856	—	—	(1,343,856)	—	—
31 January 2024	0.350	1,381,012	—	(460,338)	(662,610)	258,064	—
22 November 2024	0.305	—	2,700,000	—	—	2,700,000	—
22 November 2024	0.305	—	3,600,000	—	—	3,600,000	—
22 November 2024	0.305	—	3,200,000	—	—	3,200,000	—
5 December 2024	0.310	—	1,700,000	—	—	1,700,000	—

		13,870,535	11,200,000	(6,827,005)	(2,006,466)	16,237,064	834,250

The weighted average share price on the exercising date during the financial year 2025 was $0.284.

The fair value at grant date for short term incentive (STI) and long-term incentives (LTI) performance rights are determined using a Black-Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The model inputs for performance rights granted during the year ended 30 June 2026 included:

Grant date	13 October 2025
Share price at grant date	0.290
Expected price volatility of the Company’s shares	64%
Expected dividend yield	Nil
Risk-free interest rate	3.71%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35. SHARE-BASED PAYMENTS (CONTINUED)

(a) Executive Incentive Plan (EIP) (continued)

The model inputs for performance rights granted during the year ended 30 June 2025 included:

Grant date	5 December 2024	22 November 2024
Share price at grant date	0.31	0.305
Expected price volatility of the Company’s shares	63%	63%
Expected dividend yield	Nil	Nil
Risk-free interest rate	3.88%	4.2%

Fair value of options granted

No options were granted during the year ended 30 June 2026 and 30 June 2025.

(b) Performance rights issued to non-executive directors with shareholders’ approval

All the performance rights issued to non-executive directors are exercisable into ordinary shares with $nil exercising price. The weighted average remaining contractual life of performance rights outstanding at the end of the period was 4.09 years.

Financial year ended 30 June 2026

Grant date	Type of performance right granted	Fair value*	Balance at start of the year Number*	Granted during the year Number	Exercised during the year Number	Changes during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
23 Nov 2022	Director rights	0.310	777,778	—	(388,889)	—	388,889	—
24 Oct 2023	Director rights	0.320	100,000	—	(50,000)	—	50,000	—
24 Oct 2023	Director rights	0.320	333,334	—	(166,667)	—	166,667	—
27 Nov 2025	Director rights	0.285	—	1,573,646	(250,000)	—	1,323,646	—
27 Nov 2025	Director rights	0.285	—	2,058,631	—	—	2,058,631	—
27 Nov 2025	Director rights	0.285	—	707,232	—	—	707,232	—

Total			1,211,112	4,339,509	(855,556)	—	4,695,065	—

The weighted average share price on the exercising date during the financial year 2026 was $0.26.

Financial year ended 30 June 2025

Grant date	Type of performance right granted	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Changes during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
23 Nov 2022	Director rights	0.310	1,166,667	—	(388,889)	—	777,778	—
26 Nov 2021	Director rights	0.490	226,414	—	(226,414)	—	—	—
24 Oct 2023	Director rights	0.320	178,356	—	(78,356)	—	100,000	—
24 Oct 2023	Director rights	0.320	589,955	—	(256,621)	—	333,334	—

Total			2,161,392	—	(950,280)	—	1,211,112	—

The weighted average share price on the exercising date during the financial year 2025 was $0.332.

Fair value of performance rights granted

The fair value at grant date for the performance rights issued to non-executive directors with shareholders’ approval are determined using a Black-Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35. SHARE-BASED PAYMENTS (CONTINUED)

(b) Performance rights issued to non-executive directors with shareholders’ approval (continued)

The model inputs for performance rights granted during the year ended 30 June 2026 included:

Grant date	27 November 2025
Share price at grant date	0.285
Expected price volatility of the Company’s shares	62%
Expected dividend yield	Nil
Risk-free interest rate	4.05%

(c) Options issued to other parties

During the financial year ended 30 June 2016, options were issued to Ridgeback Capital Investments and Trout Group LLC, and were eligible to be exercised up to 4 August 2025. The weighted average remaining contractual life of performance rights outstanding at the end of the period was nil as all of these performance rights had been exercised.

Set out below is a summary of the options granted to both parties:

2026 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
31 Jul 2015	4 Aug 2025	0.24	847,600	—	(847,600)	—	—	—

Total			847,600	—	(847,600)	—	—	—

Fair value of options granted

No options were granted during the year ended 30 June 2026 (2025 – nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

(d) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period were as follows:

	Consolidated
	30 June 2026	30 June 2025
	$	$
Employee share-based payment expense	1,589,774	1,163,543

	1,589,774	1,163,543

Share-based payment transactions with employees are recognised during the period as a part of corporate and administrative expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36. PARENT ENTITY INFORMATION

Set out below is the supplementary information about the parent entity.

Statement of comprehensive income

	Parent
	30 June 2026	30 June 2025
	$	$
Loss after income tax	(86,167,326)	(47,049,922)

Total comprehensive income	(86,167,326)	(47,049,922)

Statement of financial position

	Parent
	30 June 2026	30 June 2025
	$	$
Total current assets	16,289,508	44,875,580
Total non current assets	46,592,621	102,844,317

Total assets	62,882,129	147,719,897

Total current liabilities	2,489,810	3,822,498
Total non current liabilities	439,147	482,871

Total liabilities	2,928,957	4,305,369

Equity
- Contributed equity	547,652,181	544,731,830
- Reserves	23,373,429	26,177,296
- Accumulated losses	(511,072,438)	(427,494,598)

Total equity	59,953,172	143,414,528

Guarantees of financial support

There are no guarantees entered into by the parent entity.

Contingent liabilities of the parent entity

Refer to note 28 for details in relation to contingent liabilities as at 30 June 2026 and 30 June 2025.

Capital commitments - Property, plant, and equipment

The parent entity did not have any capital commitments for property, plant, and equipment as at 30 June 2026 and 30 June 2025.

CONSOLIDATED ENTITY DISCLOSURE STATEMENT (CEDS)

Name of Entity	Type of Entity	Trustee, Partner or Participant in JV	% of Share Capital	Place of Business/ Country of Incorporation	Australian Resident	Foreign jurisdiction(s) in which the entity is a resident for tax purposes (according to the law of the foreign jurisdiction)
Immutep Limited	Body Corporate	—	N/A	Australia	Yes	N/A
Immutep, U.S., Inc.	Body Corporate	—	100	USA	No	USA
Prima BioMed Middle East FZ-LLC	Body Corporate	—	100	UAE	No	UAE
Immutep GmbH	Body Corporate	—	100	Germany	No	Germany
Immutep Australia Pty Ltd	Body Corporate	—	100	Australia	Yes	N/A
Immutep IP Pty Ltd	Body Corporate	—	100	Australia	Yes	N/A
Immutep S.A.S.	Body Corporate	—	100	France	No	France

Basis of Preparation

This Consolidated Entity Disclosure Statement (CEDS) has been prepared in accordance with the Corporations Act 2001 and includes required information for each entity that was part of the consolidated entity as at the end of the financial year in accordance with AASB 10 Consolidated Financial Statements.

Determination of Tax Residency

Section 295 (3A) of the Corporations Act 2001 defines tax residency as having the meaning in the Income Tax Assessment Act 1997. The determination of tax residency involves judgment as there are currently several different interpretations that could be adopted, and which could give rise to a different conclusion on residency.

In determining tax residency, the consolidated entity has applied the following interpretations:

Australian tax residency

The consolidated entity has applied current legislation and judicial precedent, including having regard to the Tax Commissioner’s public guidance.

Foreign tax residency

Where necessary, the consolidated entity has used independent tax advisers in foreign jurisdictions to assist in its determination of tax residency to ensure applicable foreign tax legislation has been complied with.

Additional disclosures on the tax status of the subsidiaries in the group have been provided where relevant.

DIRECTORS’ DECLARATION

In the directors’ opinion:

(a)	the financial statements and notes set out on pages 37 to 80 are in accordance with the Corporations Act 2001, including:

(i)	complying with Australian Accounting Standards, and the Corporations Regulations 2001; and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2026 and of its performance for the financial year ended on that date; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable

(c)	the consolidated entity disclosure statement on page 81 is true and correct, and

Note 1(a) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

On behalf of the directors

Dr Russell Howard

Chairman

Immutep Limited

Sydney

31 August 2026

Independent auditor’s report

To the members of Immutep Limited

Report on the audit of the financial report

Our opinion

In our opinion, the accompanying financial report of Immutep Limited (the Company) and its controlled entities (together the Group) is in accordance with the Corporations Act 2001, including:

a)	giving a true and fair view of the Group’s financial position as at 30 June 2026 and of its financial performance for the year then ended; and

b)	complying with Australian Accounting Standards and the Corporations Regulations 2001.

What we have audited

The financial report comprises:

•	the consolidated balance sheet as at 30 June 2026;

•	the consolidated statement of comprehensive income for the year then ended;

•	the consolidated statement of changes in equity for the year then ended;

•	the consolidated statement of cash flows for the year then ended;

•	the notes to the consolidated financial statements, including material accounting policy information and other explanatory information;

•	the consolidated entity disclosure statement as at 30 June 2026; and

•	the directors’ declaration.

PricewaterhouseCoopers, ABN 52 780 433 757 One International Towers Sydney, Watermans Quay, Barangaroo NSW 2000, GPO BOX 2650 Sydney NSW 2001 T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

pwc.com.au	Liability limited by a scheme approved under Professional Standards Legislation.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial report section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to audits of the financial report of public interest entities in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Our audit approach

An audit is designed to provide reasonable assurance about whether the financial report is free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial report as a whole, taking into account the geographic and management structure of the Group, its accounting processes and controls and the industry in which it operates.

Audit Scope

Our audit focused on where the Group made subjective judgements; for example, significant accounting estimates involving assumptions and inherently uncertain future events.

In establishing the overall approach to the group audit, we determined the type of work that needed to be performed by us, as the group auditor.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current period. The key audit matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Further, any commentary on the outcomes of a particular audit procedure is made in that context. We communicated the key audit matters to the Audit and Risk Committee.

Key audit matter	How our audit addressed the key audit matter

Grant Income – Australia and France

As described in Notes 1(f)(i), 3(a) and 4 to the financial report, the Group recognised grant income of $5.33 million for the year ended 30 June 2026. Grant income is earned by the Group from governments primarily in Australia and France related to Australian Research and Development Rebates and France’s Credit d’lmpot Recherche and is recognised at fair value when there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

The Group applies judgement in determining the amount of grant income to recognise based on an assessment of qualifying expenditure and relevant rules and regulations in each tax jurisdiction.

The principal considerations for our determination that performing procedures relating to grant income is a key audit matter are the judgements by the Group when determining the amount of grant income to recognise based on an assessment of qualifying expenditure and relevant rules and regulations in each tax jurisdiction, which in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence related to grant income.

Our audit procedures included, among others:

•

Testing the Group’s process for determining the amount of grant income to recognise based on the relevant rules and regulations of the governments in each tax jurisdiction.

•

Comparing the nature and classification of the qualifying expenditure categorisations included in the current year to the prior year.

•

Comparing a sample of the qualifying expenditure used to calculate the grant income to the expenditure recorded in the general ledger, and comparing the expenditure to supporting evidence to assess whether it satisfies the qualification criteria.

•

Comparing the supporting calculations of accrued receivables for grant income at year-end to evidence of previously approved grants and to subsequent collections when applicable.

•

Considering the relevant disclosures against the requirements of Australian Accounting Standards.

Other information

The directors are responsible for the other information. The other information comprises the information included in the annual report for the year ended 30 June 2026, but does not include the financial report and our auditor’s report thereon.

Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon through our opinion on the financial report. We have issued a separate opinion on the remuneration report.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the financial report

The directors of the Company are responsible for the preparation of the financial report in accordance with Australian Accounting Standards and the Corporations Act 2001, including giving a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: https://auasb.gov.au/media/bwvjcgre/ar1_2024.pdf. This description forms part of our auditor’s report.

Report on the remuneration report

Our opinion on the remuneration report

We have audited the remuneration report included in the directors’ report for the year ended 30 June 2026.

In our opinion, the remuneration report of Immutep Limited for the year ended 30 June 2026 complies with section 300A of the Corporations Act 2001.

Responsibilities

The directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

Sydney 31 August 2026

SHAREHOLDER INFORMATION

The shareholder information set out below was applicable as at 13 August 2026. There is a total of 1,473,721,306 ordinary fully paid shares on issue held by 12,700 holders.

Distribution of equitable securities

Analysis of number of equitable security holders by size of holding:

	Number of holders of ordinary shares	% of shareholding
1 – 1,000	2,415	0.1
1,001 – 5,000	3,905	0.7
5,001 – 10,000	1,674	0.9
10,001 – 100,000	3,743	8.5
100,001 – and over	963	89.8

Total	12,700	100.0

Holding less than a marketable parcel	7,537

Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest security holders of quoted equity securities are listed below:

Top 20 holders of ordinary shares	Ordinary shares held
	Number held	% of total shares Issued
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	447,266,310	30.35
CITICORP NOMINEES PTY LIMITED	167,412,914	11.36
J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	72,601,654	4.93
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	43,750,066	2.97
BNP PARIBAS NOMINEES PTY LTD <IB AU NOMS RETAILCLIENT>	17,886,315	1.21
BNP PARIBAS NOMINEES PTY LTD <CLEARSTREAM>	17,738,958	1.20
BNP PARIBAS NOMS PTY LTD	17,212,822	1.17
MARC VOIGT	14,876,945	1.01
BNP PARIBAS NOMINEES PTY LTD <AGENCY LENDING A/C>	12,214,139	0.83
MR MATTHEW CAUDLE	11,440,910	0.78
FREDERIC TRIEBEL	11,353,764	0.77
AG INVESTMENT SERVICES PTY LTD	10,186,037	0.69
UBS NOMINEES PTY LTD	9,404,321	0.64
TINA DANALI PTY LTD <THE HENDERSON FAMILY A/C>	9,000,000	0.61
MACENROCK PTY LTD <MACENROCK S/F A/C>	7,583,508	0.51
ANGUS FAMILY NOMINEES PTY LTD <ANGUS FAMILY A/C>	7,147,472	0.48
BNP PARIBAS NOMINEES PTY LTD <BARCLAYS>	6,667,046	0.45
MR VINH HO THE VO	6,000,000	0.41
MR WEI LI	5,700,000	0.39
NORTH SHORE ADVISORY GROUP PTY LTD*	5,500,000	0.37
MR JORDAN GUOCHENG LI & MISS WEIHONG ZHAO <LI FAMILY A/C>*	5,500,000	0.37

Total	906,443,181	61.50

*	As the twentieth and twenty-first largest holders each hold 5,500,000 ordinary shares, both have been included in the table above.

SHAREHOLDER INFORMATION (CONTINUED)

Unquoted equity securities	Number on issue	Number of holders
Performance Rights	16,689,221	11

Substantial holders

Substantial holders in the company are set out below:

Substantial holder	Number held	Ordinary shares held % of total shares held	Date of Notice
The Bank of New York Mellon Corporation (BNYM)*	326,740,329	22.17%	9 June 2026

*

BNYM has a relevant interest in 326,740,329 securities as depositary for Immutep Limited ADR program administered under the Deposit Agreement. BNYM’s relevant interest in these securities arises as a result of the Deposit Agreement containing rights for BNYM to dispose of securities held under the ADR program in limited circumstances. Under the Deposit Agreement, ADR holders retain their rights to dispose of those securities and to give voting Instructions for the exercise of voting rights attached to the securities. BNYM Group’s power to vote or dispose of these securities is qualified accordingly. By an instrument of relief dated 29 April 2019, ASIC has granted certain relief to BNYM and its related bodies corporate from certain provisions of Chapter 6 of the Corporations Act in relation to the acquisition of, or increase In, voting power in securities held by BNYM as depositary under the ADR program.

Voting rights

The voting rights attached to ordinary shares are set out below:

Ordinary shares

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Options

No voting rights.

Performance rights

No voting rights.